

Beach First.
NATIONAL BANK

2007 ANNUAL REPORT

BEACH FIRST NATIONAL BANCSHARES, INC.



Beach First National Bank Board of Directors

Front row from left to right are: Gary Austin, Katie Huntley, Ray Cleary, Walt Standish, Leigh Meese, and Julien Springs. Back row from left to right are: Joe Jarrett, Jimmy Yahnis, Tom Fulmer, Burt Buie, Sammy Spann, Rick Seagroves, Dicke Lester, Mike Harrington, Don Smith, Bert Anderson, and Larkin Spivey.

Beach First National Bancshares, Inc.

3751 Grissom Parkway, Suite 100
Myrtle Beach, South Carolina 29577

Notice of Annual Meeting of Shareholders

Dear Fellow Shareholders:

We cordially invite you to attend the 2008 Annual Meeting of Shareholders of Beach First National Bancshares, Inc., the holding company of Beach First National Bank. At the meeting, we will report on our performance in 2007 and answer your questions. We look forward to discussing both our accomplishments and our 2008 plans with you. We hope that you can attend the meeting and look forward to seeing you there.

This letter serves as your official notice that we will hold the meeting on Monday, April 21, 2008, at 2:00 p.m. at the Myrtle Beach Convention Center, 2101 Oak Street, Myrtle Beach, South Carolina 29577, for the following purposes:

1. To elect five members to our Board of Directors; and
2. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning our common stock at the close of business on February 29, 2008 are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at our offices prior to the meeting. In addition to the specific matters to be acted upon, there also will be a report on our operations, and our directors and officers will be present to respond to your questions.

Please use this opportunity to take part in the affairs of your company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to complete and return the enclosed proxy to us as promptly as possible.

By Order of the Board of Directors,

Walter E. Standish, III
President & Chief Executive Officer

Myrtle Beach, South Carolina
March 20, 2008

Beach First National Bancshares, Inc.

3751 Grissom Parkway, Suite 100
Myrtle Beach, South Carolina 29577

Proxy Statement

FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 21, 2008

Our Board of Directors is soliciting proxies for the 2008 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully.

Voting Information

The Board set February 29, 2008 as the record date for the meeting. Shareholders owning our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 4,845,018 shares of common stock outstanding on the record date. A majority of the outstanding shares of common stock entitled to vote at the meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Many of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold our shares in a stock brokerage account or by a bank or other nominee, you are considered the *beneficial owner* of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the *shareholder of record* with respect to those shares. As the *beneficial owner*, you have the right to direct your broker or nominee how to vote and are also invited to attend the annual meeting. However, since you are not the *shareholder of record*, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares. Your broker or nominee is required to provide you with a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

When you sign the proxy card, you appoint Raymond E. Cleary, III and Gary S. Austin as your representatives at the meeting. Messrs. Cleary and Austin will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, the shares will be voted in favor of all proposals set forth herein. However, if any other matters come before the meeting, Messrs. Cleary and Austin will vote your proxy on such matters in accordance with their judgment.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and delivering another proxy with a later date or by voting in person at the meeting. (Again, though, if you are not the *shareholder of record*, you must first obtain a signed proxy from the *shareholder of record* giving you the right to vote the shares.)

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proxies that brokers do not vote on some proposals but that they do vote on others are referred to as "broker non-votes" with respect to the proposals not voted upon. A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority. In addition, if a shareholder abstains from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal.

We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Our officers and employees may assist in soliciting proxies but will not receive additional compensation for doing so. We are distributing this proxy statement on or about March 20, 2008.

We are enclosing with this proxy statement a copy of our annual report for the year ended December 31, 2007. In addition, our Annual Report on Form 10-K for the year ended December 31, 2007 and other SEC filings are available to the public on the SEC's website on the Internet at www.sec.gov. Upon written or oral request by any shareholder, we will deliver a copy of our Annual Report on Form 10-K. In addition, upon written or oral request, we will also promptly deliver a separate copy of this proxy statement or the attached annual report to our shareholders at a shared address to which a single copy of the document was delivered.

Proposal No. 1:

Election of Directors

The Board of Directors is divided into three classes with staggered terms, so that the terms of only approximately one-third of the Board members expire at each annual meeting. The current terms of the Class I directors will expire at the meeting. The terms of the Class II directors expire at the 2009 Annual Shareholders Meeting. The terms of the Class III directors will expire at the 2010 Annual Shareholders Meeting. Our directors and their classes are:

Class I	Class II	Class III
Raymond E. Cleary, III, DDS	Michael Bert Anderson	James C. Yahnis
Thomas P. Anderson	Bartlett Buie	Samuel Robert Spann, Jr.
Joe N. Jarrett, Jr., MD	Michael D. Harrington	B. Larkin Spivey, Jr.
Richard E. Lester	Rick H. Seagroves	Leigh Ammons Meese
Don J. Smith	Walter E. Standish, III	E. Thomas Fulmer

Shareholders will elect five nominees as Class I directors at the meeting to serve a three-year term, expiring at the 2011 Annual Meeting of Shareholders. The directors will be elected by a plurality of the votes cast at the meeting. This means that the five nominees receiving the highest number of votes will be elected.

The Board of Directors recommends that you elect Raymond E. Cleary, III, DDS, Thomas P. Anderson, Joe N. Jarrett, MD, Richard E. Lester, and Don J. Smith as Class I directors.

If you submit a proxy but do not specify how you would like it to be voted, Messrs. Austin and Cleary will vote your proxy to elect Messrs. Cleary, Anderson, Jarrett, Lester and Smith. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Messrs. Austin and Cleary will vote instead for a replacement to be recommended by the Board of Directors, unless you specifically instruct otherwise in the proxy.

Set forth below is certain information about the nominees. Each of the nominees has been a director of our Company and of our subsidiary, Beach First National Bank, since the Company's inception in 1995, with the exception of Mr. Anderson, who joined the Board in 2008.

The Board unanimously recommends a vote FOR these nominees.

Dr. Raymond E. Cleary, III, DDS, 59, is chairman of the Board of Beach First National Bancshares, Inc. and Beach First National Bank. He is a practicing general dentist in Surfside Beach, South Carolina, for nearly 30 years. In 2004, Dr. Cleary was elected a South Carolina state senator for District No. 34 covering Charleston, Georgetown, and Horry Counties. He has been a director of our Company and our bank since our formation in 1995.

Thomas P. Anderson, 59, is the chief executive officer of the Medical University of South Carolina Foundation in Charleston, South Carolina. He has extensive experience in banking and formerly served as president of Bank of America, South Carolina. Mr. Anderson is an active member of various civic and charitable organizations.

Dr. Joe N. Jarrett, Jr., MD, 59, is a board certified orthopaedic surgeon with Strand Orthopaedic Consultants, LLC, in Myrtle Beach, South Carolina, and has been practicing medicine for more than 25 years. He has been a director of our Company and our bank since our formation in 1995.

Richard E. Lester, 64, practices real estate law with the firm of Lester & Lester, P.A., and was admitted to the South Carolina Bar in 1969. A retired municipal judge for the City of Myrtle Beach, Mr. Lester has been a director of our Company and our bank since our formation in 1995.

Don J. Smith, 57, is president of Chicora Development and Coldwell Banker Chicora Real Estate, a real estate firm serving the Myrtle Beach and Grand Strand areas. Mr. Smith has been in the real estate business for more than 30 years. He has been a director of our Company and our bank since our formation in 1995.

Set forth below is also information about each of our other directors. Each of the following directors has been a director of our Company and of our subsidiary, Beach First National Bank, since the Company's inception in 1995, with the exception of Mr. Standish, who joined us in March 2000, and Ms. Meese and Mr. Fulmer, who were appointed as directors of our Company and bank in 2001 and 2003, respectively.

James C. Yahnis, 52, is an owner of The Yahnis Company, a beverage wholesale company in Myrtle Beach and Florence, South Carolina. Mr. Yahnis was previously in the real estate appraisal business for more than 15 years, and has been active in beverage wholesaling for 15 years. He also serves as a member of the executive committee of the Myrtle Beach Regional Economic Development Board. Mr. Yahnis has been a director of our Company and our bank since our formation in 1995.

Samuel Robert Spann, Jr., 59, has served as president and chief executive officer of Spann Roofing and Sheet Metal, Inc., since 1975. He has been a director of our Company and our bank since our formation in 1995.

B. Larkin Spivey, Jr., 67, is president of Birch Canoe Campground, Inc., which owns a Kampgrounds of America ("KOA") franchised camping resort. He is the general manager of Spivey Company, LLC, managing commercial real estate in Myrtle Beach and Conway, South Carolina. He is also a Christian writer and speaker, and author of *God in the Trenches* (Allegiance Press, 2001) and *Miracles of the American Revolution* (Allegiance Press, 2004). He has been a director of our Company and our bank since our formation in 1995.

Leigh Ammons Meese, 37, is the president of Sea Mist Resort and Family Kingdom Amusement Park. Admitted to the South Carolina Bar in 1995, Ms. Meese was an associate with Bellamy, Rutenberg, Copeland, Epps, Gravely & Bowers, PA, until joining the family business in spring 1997. She has been a director of our Company and our bank since 2001.

E. Thomas Fulmer, 59, is the owner of Beachcomber Realty, a North Myrtle Beach real estate firm that specializes in sales, rentals, and time-shares. Prior to founding Beachcomber Realty in 1985, Mr. Fulmer worked in the banking industry, serving the former First Palmetto Bank as a senior vice president and member of the board of directors. He has been a director of our Company and our bank since 2003.

Michael Bert Anderson, 48, is a managing partner in the Oceana Resorts group, which manages approximately 2,000 rental units in the Grand Strand area. Mr. Anderson is a partner in Strand Capital, which has acquired or developed $1.5 billion in coastal real estate extending north from Myrtle Beach, South Carolina to Carolina Beach, North Carolina. Mr. Anderson also serves on the boards of the Downtown Redevelopment Corporation of Myrtle Beach and the Waccamaw Regional Transit Authority. He has been a director of our Company and our bank since our formation in 1995.

Bartlett Buie, 59, is a certified public accountant who owns and operates the accounting firm Bartlett Buie, CPA, PA, in Myrtle Beach, South Carolina. A certified public accountant since 1974, Mr. Buie has more than 30 years experience in business. He has been a director of our Company and our bank since our formation in 1995.

Michael D. Harrington, 60, is president and general manager of Harrington Construction Company, Inc., a Myrtle Beach general contracting firm organized in 1979. He has been a director of our Company and our bank since our formation in 1995.

Rick H. Seagroves, 51, is the owner and chief executive officer of Southeast Restaurants Corporation, which operates 40 Pizza Hut restaurants in eastern South Carolina. Mr. Seagroves has served in the franchise restaurant business for 30 years. He has been a director of our Company and our bank since our formation in 1995.

Walter E. Standish, III, 57, is the president and chief executive officer of Beach First National Bancshares, Inc., Beach First National Bank, and subsidiaries. Prior to joining us in March 2000, Mr. Standish served Bank of America and its predecessors for more than 25 years.

Set forth below is also information about each of our named executive officers (NEO).

Gary S. Austin, 53, is an executive vice president, chief financial officer, and corporate secretary for Beach First National Bancshares, Inc., Beach First National Bank, and subsidiaries. He has more than 31 years of experience in the financial services industry, and joined Beach First in August 2007.

M. Katharine ("Katie") Huntley, 57, is an executive vice president, chief credit officer, and assistant secretary of Beach First National Bancshares, Inc. and Beach First National Bank. Ms. Huntley has more than 35 years of experience in administrative and commercial banking and finance, including 21 years of senior banking experience on the Grand Strand. Ms. Huntley has been with the bank since its inception.

Julien E. Springs, 51, is an executive vice president and business development officer for Beach First National Bank. He has 29 years of experience in banking and loan production in the Myrtle Beach area, and has been with Beach First National Bank for seven years. Mr. Springs previously served The Anchor Bank as a senior vice president and was its city executive for the Myrtle Beach market for four years.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

The Company has adopted corporate governance guidelines titled "Corporate Governance" which are available at www.beachfirst.com by first clicking "Investor Relations" and then "Corporate Governance." These principles were adopted by the Board to help ensure that the Board is independent from management, that the Board adequately performs its function as the overseer of management, and that the interests of the Board and management are aligned with the interests of the shareholders.

Director Independence

Our Board of Directors is comprised of a majority of independent directors in compliance with the listing requirements of The NASDAQ Global Market. The Board affirmatively determines the independence of each director and nominee for election as a director in accordance with guidelines it has adopted, which include all elements of independence set forth in the NASDAQ Global Market listing standards.

The Board determined that each of the following non-employee directors is independent and has no material relationship with the Company, except as a director and shareholder of the Company:

(1) Raymond E. Cleary, III, DDS
(2) Michael Bert Anderson
(3) Thomas P. Anderson
(4) Bartlett Buie
(5) E. Thomas Fulmer
(7) Joe N. Jarrett, Jr., MD
(8) Richard E. Lester
(9) Leigh Ammons Meese
(10) Rick H. Seagroves
(11) Don J. Smith
(12) Samuel R. Spann, Jr.
(13) B. Larkin Spivey, Jr.
(14) James C. Yahnis

In addition, based on such standards, the Board affirmatively determined that Walter E. Standish, III is not independent because he serves as our chief executive officer and Michael D. Harrington is not independent because he entered into a related party transaction that exceeded $120,000 for the construction of the bank's main office. For more information, please see the discussion below under "Certain Relationships and Related Transactions; Interests of Management and Others in Certain Transactions."

Meetings and Committees of the Board of Directors

During the year ended December 31, 2007, the Board of Directors held nine joint meetings of the Company and Beach First National Bank. All of the directors of the Company attended at least 75% of the aggregate of the Board meetings and committee meetings on which such Board members served during this period. We have adopted a policy which requires our directors to attend the annual shareholders meeting absent unusual or extenuating circumstances. Twelve of our directors attended the annual meeting last year.

The Board has three standing committees to facilitate and assist the Board in the execution of its responsibilities. The committees are currently the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. In accordance with the NASDAQ Exchange listing standards, all the committees are comprised solely of non-employee, independent directors. The three standing committees consist of the following members, respectively:

Audit Committee	Nominating & Corporate Governance Committee	Compensation Committee
Michael Bert Anderson*	Raymond E. Cleary, III, DDS*	Michael Bert Anderson
Bartlett Buie	Joe N. Jarrett, Jr., MD	Bartlett Buie*
Leigh Ammons Meese	Richard E. Lester	Raymond E. Cleary, III, DDS
Rick H. Seagroves	Don J. Smith	Joe N. Jarrett, Jr., MD
B. Larkin Spivey, Jr.		Richard E. Lester
		Don J. Smith

* Committee Chairman

Audit Committee

The audit committee is composed of Messrs. Buie, Anderson, Seagroves, and Spivey, and Ms. Meese. Each member is considered "independent" under applicable NASDAQ listing standards. Our Board has determined that Mr. Buie qualifies as an audit committee financial expert under the SEC rules. The audit committee met eight times in 2007.

The audit committee has the responsibility of reviewing the Company's financial statements, evaluating internal accounting controls, and determining that all audits and examinations required by law are performed. The audit committee recommends to the Board the appointment of the independent accountants for the next fiscal year, reviews and approves the auditor's audit plans, and reviews with the independent accountants the results of the audit and management's responses. The audit committee charter, which is available at our website, www.beachfirst.com by first clicking "Investor Relations" and then "Audit Committee Charter," was adopted by our Board of Directors on December 20, 2000 and amended on February 23, 2004, January 31, 2006, and December 19, 2007. The charter outlines the committee's responsibilities for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts and may be amended by the Board at any time. The audit committee reports its findings to the Board of Directors.

Report of the Audit Committee of the Board

The report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the information contained in the report by reference, and shall not be deemed filed under such acts.

The audit committee has reviewed and discussed with management the audited financial statements. The audit committee has discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61. The audit committee has received from the independent auditors the written disclosures and the letter required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committees") and has discussed with the independent auditors the independent auditor's independence from the Company and its management. In reliance on the reviews and discussions referred to above, the audit committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on SEC Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

The report of the audit committee is included herein at the direction of its members, Messrs. Buie, Anderson, Seagroves, and Spivey, and Ms. Meese.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee consists of Messrs. Cleary, Jarrett, Smith and Lester. Each member is considered "independent" under applicable NASDAQ listing standards. The nominating committee met once during 2007. The committee recommends nominees for election to the Board of Directors. The committee acts under a written charter adopted by the Board of Directors on June 15, 2005. The Nominating and Corporate Governance Charters are available at www.beachfirst.com by first clicking "Investor Relations" and then "Corporate Governance" or "Nominating Committee."

For directors previously elected by shareholders to serve on the Board and whose terms of service are expiring, the nominating committee considers whether to recommend to the Board the nomination of those directors for re-election for another term of service. The nominating committee also considers whether to recommend to the Board the nomination of persons to serve as directors whose nominations have been recommended by shareholders.

Our committee will consider director candidates recommended by shareholders who appear to be qualified to serve on our Board of Directors. The committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the committee does not perceive a need to increase the size of the Board of Directors. In order to avoid the unnecessary use of the committee's resources, the committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Our committee will consider director candidates recommended by shareholders who submit nominations in accordance with our bylaws. Shareholders must deliver nominations in writing to the secretary of the Company on or before the later to occur of (i) 60 days prior to the annual or special meeting or (ii) 10 days after notice of the meeting is provided to shareholders. Each notice must set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors; and (v) the consent of each nominee to serve as a director of the Company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

In evaluating such recommendations, the committee uses a variety of criteria to evaluate the qualifications and skills necessary for members of our Board of Directors. Under these criteria, members of the Board of Directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in banking, business, government, education, technology or public interest. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of our shareholders.

The committee regularly assesses the appropriate size of the Board of Directors, and whether any vacancies are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, our committee considers various potential candidates for director. Candidates may come to their attention through current members of the Board, shareholders, or other persons. These candidates are evaluated at regular or special meetings of the Board, and may be considered at any point during the year. Our Board of Directors considers properly submitted shareholder recommendations for candidates. In evaluating such recommendations, the committee uses the qualifications and standards discussed above and seek to achieve a balance of knowledge, experience and capability on the Board of Directors.

Communications with the Board

Shareholders and other interested parties may communicate with one or more members of the Board or the non-management directors as a group in writing by regular mail or via e-mail. The following address may be used by those who wish to send such communications by regular mail:

[Board of Directors] or [Name of Individual Director(s)]
Beach First National Bancshares, Inc.
c/o Gary S. Austin, Secretary
3751 Robert M. Grissom Parkway, Suite 100
Myrtle Beach, SC 29577

Shareholders who wish to send such communications via e-mail can do so at www.beachfirst.com. By clicking on the "Investor Relations" tab and then investor@beachfirst.com, you may send an e-mail to any one or a combination of directors.

The Board has instructed the Secretary to review all communications so received (via regular mail or e-mail), and to exercise his discretion not to forward to the Board correspondence that is inappropriate such as business solicitations, frivolous communications and advertising, routine business matters (i.e. business inquiries, complaints, or suggestions) and personal grievances. However, any director may at any time request the Secretary to forward any and all communications received by the Secretary but not forwarded to the directors.

Code of Ethics

The Company's Code of Business Conduct, which is the Company's code of ethics applicable to all directors, managers and employees, embodies the Company's principles and practices relating to the ethical conduct of the Company's business and its long-standing commitment to honesty, fair dealing and full compliance with all laws affecting the Company's business. The Code of Business Conduct is available at www.beachfirst.com by first clicking on "Investor Relations" and then "Code of Business Conduct". The Code of Business Conduct is also available in print to any shareholder who requests it. All directors and employees sign the code on an annual basis.

The Board has established a means for employees, customers, suppliers, shareholders and other interested parties to submit confidential and anonymous reports of suspected or actual violations of the Company's Code of Business Conduct relating, among other things, to:

- accounting practices, internal accounting controls, or auditing matters and procedures;
- theft or fraud of any amount;
- insider trading;
- performance and execution of contracts;
- conflicts of interest;
- violations of securities and antitrust laws; and
- violations of the Foreign Corrupt Practices Act.

Any employee, shareholder or other interested party may submit a report to the following address:

Bert Anderson, Audit Committee Chairperson
Beach First National Bancshares, Inc.
P.O. Box 7368
Myrtle Beach, SC 29572
Or
Email to: banderson@strandcapital.com

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes the Company's compensation philosophy and policies for 2007 as applicable to the Company's executives, including the Named Executive Officers (NEOs). The NEOs are Mr. Walter E. Standish, III, President & CEO; Mr. Gary S. Austin, EVP, Chief Financial Officer & Secretary; Ms. Mary Katharine (Katie) Huntley, EVP & Chief Credit Officer; and Mr. Julien E. Springs, EVP. The CD&A explains the structure and rationale associated with each material element of the NEOs' total compensation, and it provides context for the more detailed disclosure tables and specific compensation amounts provided following the CD&A.

The Compensation Committee is responsible for approving the Company's overall compensation and benefit programs, and for administrating the compensation of the Company's CEO and NEOs.

Compensation Objectives

The Compensation Committee has not formally reduced the compensation plan to writing; however, the objective of the compensation plan is to attract and retain employees that will provide long term value for our shareholders. The compensation program is designed to reward performance that enhances shareholder value. The Compensation Committee makes salary determinations for the CEO and, along with the CEO, makes salary recommendations for other members of the Company's NEOs. The Compensation Committee does not tie its base compensation decisions to any particular formulas, measurements or criteria, but members take into account a review of peer salaries to the extent they are available.

Committee Charter and Members

The Compensation Committee's primary duties and responsibilities are to (1) discharge the Board's responsibilities relating to the compensation of the Company's executives and (2) oversee the Company's compensation and personnel policies, benefit programs, and plans, including management development and succession plans, and approve executive management and certain other benefit programs. It also oversees preparation of executive compensation disclosures for inclusion in the Company's proxy statement. The Charter of the Compensation Committee is available on the Company's website (www.beachfirst.com), by first clicking on "Investor Relations" and then "Compensation Committee". The Compensation Committee Charter is also available in print to any shareholder who requests it. As of December 31, 2007, the members of the Company's Compensation Committee are Messrs. Buie, Chairman, Cleary, Smith, Anderson, Lester and Jarrett, each of whom is "independent" within the meaning of the listing standards of the NASDAQ, is a "nonemployee director" within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, and is an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code of 1986.

Interaction with Consultants

The Compensation Committee engaged a compensation consultant in 2007 to review plans for compliance with Section 409A of the Internal Revenue Code and other matters. The Compensation Committee Charter authorizes the committee to retain, at the Company's expense, such special consultants and experts as it deems necessary to execute its duties. The consultants were asked to ensure the Company was in compliance with the new regulation requirements under Section 409A, to review the impact of the new post retirement liability accounting change, to ensure the programs were performing as anticipated, and to review the Company's executive compensation plans versus a comparable peer group.

Role of Executives in Compensation Committee Deliberations

The Compensation Committee has the ability to request the CEO to be present at Committee meetings to discuss executive compensation and evaluate Company and individual performance. Occasionally, other executives may attend a Committee meeting to provide pertinent financial or legal information. Only independent committee members may vote on decisions regarding executive compensation.

The Compensation Committee discusses the CEO's compensation with him, but final deliberations and all votes regarding his compensation are made in executive session, without the CEO present. The Compensation Committee also determines the compensation for other NEOs to recommend to the full Board, based on the CEO's recommendations.

Compensation Committee Activity

In 2007, the Compensation Committee met two times and took the actions listed below.

- Approved changes to the Supplemental Executive Retirement Plan agreements ("Salary Continuation Agreement"), effective December 28, 2007, to reflect the final regulations of Section 409A of the Internal Revenue Code and (ii) change the payment streams in the normal retirement, early termination, disability and change in control provisions.
- Approved changes to the Supplemental Director Retirement Plan ("SDRP"), effective December 28, 2007, to (i) update the agreement to reflect the final regulations of Section 409A of the Internal Revenue Code, (ii) change the normal retirement age from 68 to 65, (iii) change the payment streams for the normal retirement, early termination and disability benefits, and (iv) change the early involuntary separation from service benefit to a change in control benefit.
- Approved changes to the split dollar agreements, effective December 28, 2007, to bring them into compliance with Section 409A of the Internal Revenue Code and to eliminate the death benefit for the insured when he or she ceases to be an employee or director of Beach First National Bank.
- Approved the bonuses for 2007 and approved salary increases for the CEO and NEOs.
- Approved a new Employment Agreement with Walter E. Standish, III, as Chief Executive Officer of the Company, and its wholly owned subsidiary, Beach First National Bank, as of February 27, 2007. The initial base salary for Mr. Standish will be $165,000, which amount is subject to annual review by the Board of Directors and may be increased. Mr. Standish will be eligible to receive bonuses if he meets the goals set forth annually for him by the Compensation Committee or the Board of Directors. The base bonus will be equal to 5% of the Company's net income, but may be increased or decreased in the discretion of the Compensation Committee if the Bank has extraordinary gains or losses.
- Began discussions on employment agreements with each of the remaining NEOs in order to retain the management team.

Pay Components — Overview

The Company's executive compensation program includes the components listed below.

- Salary — fixed base pay that reflects each executive's position, individual performance, experience, and expertise.
- Annual Cash Bonus — Bonus payments for NEOs, except for CEO, are determined by CEO annually and reported to the Compensation Committee before being awarded. The Compensation Committee has the ability to increase or decrease any awards. Bonus payments to the CEO are contractual based on an employment agreement. See section entitled "Employment Agreements" later in this section.

- Long-Term Incentives — equity-based awards (Stock Options and Restricted Stock).
- 401(k) Retirement Savings Plan.
- Executive Retirement Benefits — the CEO and other NEOs have Supplemental Executive Retirement Plan agreements defined as a "Salary Continuation Agreement".
- Other Compensation — perquisites consistent with industry practices in comparable banks, as well as broad-based employee benefits such as medical, dental, disability, and life insurance coverage. The NEOs also participate in the Company's Split Dollar Life Insurance Plan and additional variable life insurance policies. The NEOs receive an automobile allowance or personal use of a Company owned vehicle and club membership/dues.

The forms and amounts of compensation being paid to its named executive officers are designed to enable the Company to attract and retain qualified executives, and the Compensation Committee believes that they are reasonable in view of the Company's industry, geography, and peers.

Salary. The Company currently pays its named executive officers cash salaries based on a number of factors, including a review of peer salaries, to the extent they are comparable and available, experience, and prior performance. The base salaries of the named executive officers are intended to provide a competitive base level of pay for the services they provide. Base salaries are monitored based on performance in the particular job as well as the competitive environment. The Company periodically benchmarks executive officer total compensation against a peer group. The benchmark data allows the Compensation Committee to evaluate the Company's financial performance versus its peers and to review other compensation programs to ensure the Company's program is competitive based on its size, performance, and location.

The Compensation Committee periodically assesses the relevancy of the companies within the peer group and makes changes when appropriate. For 2007, the peer group consisted of the following 13 financial institutions located in South Carolina, North Carolina, Georgia, and Virginia markets with banking assets ranging from $300 million to $600 million:

Access National Corporation	Middleburg Financial Corporation
Appalachian Bancshares, Inc.	Mountain 1st Bank and Trust Company
Atlantic Southern Financial Group, Inc.	New Century Bancorp, Inc.
Commonwealth Bancshares, Inc.	Peoples Bancorp of North Carolina, Inc.
Community First Bancorporation	Peoples Bancorporation, Inc.
Crescent Financial Corporation	WGNB Corp.
Gateway Financial Holdings, Inc.	

The Compensation Committee also uses publicly available data to evaluate executive compensation and compare the Company's overall performance to peers. Through benchmarking, the Compensation Committee ensures that total executive compensation and its elements are appropriately targeted for both actual performance results and competitive positioning.

The Company's Board of Directors approved salaries for all executive officers in 2007. Based on recommendations from the Compensation Committee, the Board approved the following increases: Mary Katharine Huntley, $20,000; Julien E. Springs, $20,000; and Walt Standish, $15,000. Mr. Standish's increase was made retroactive to March 1, 2006.

Bonus. Bonus payments for the CEO are contractually based on Mr. Standish's employment agreement. It provides for a cash payment based on 5% of the net income for the Company. The Compensation Committee may increase or decrease the bonus amount based on extraordinary gains or losses at their sole discretion. Mr. Standish's bonus opportunity reflects the Company's view that he directly and substantially contributes to achievement of the Company's net income and overall success, and his bonus opportunity is intended to provide and incentive and reward for his efforts.

Bonus payments for the other three named executive officers are proposed by the CEO annually and recommended to the Compensation Committee for approval before being awarded. The Compensation

Committee has the ability to increase or decrease any awards. The Company believes that bonus payments play an integral role in motivating and retaining qualified executives.

Long-Term Incentives. The Company uses long-term incentives to encourage retention, encourage a long term view of earnings, and reward performance. The Company has a Stock Option Plan which includes the use of restricted stock awards and stock options for long-term executive officer compensation. When determining long-term compensation awards for executive officers other than the CEO, the Compensation Committee considers the CEO's input. The Corporation has not granted any restricted stock awards since inception of the Plan. Individual stock option grants are considered on an annual basis with no grants in 2007 to the NEOs. The Board awards stock options using a discretionary methodology.

401(k) Retirement Savings Plan. The Company sponsors a 401(k) Savings Plan (the "401(k) Plan") pursuant to which the Company makes contributions through an employer match on employee contributions. In 2007, the bank matched 85% of the first 6% of plan eligible compensation each employee contributed. All employees are eligible to participate in the 401(k) Plan. All employer matched funds are fully vested upon payment.

Executive Retirement Benefits. The Company has non-qualified, unfunded supplemental executive retirement plan arrangements or "Salary Continuation Agreements" for the NEOs as a part of their overall compensation package. The Salary Continuation Agreements provide supplemental retirement benefits to our executives, and the Company believes that that they are an important element in the retention of the named executive officers. The Company currently has Salary Continuation Agreements with Messrs. Standish and Springs, and Ms. Huntley that have been in place since 2004. Mr. Austin will receive a similar arrangement in March 2008 after six months of service as agreed to in writing at the time of his employment.

Effective December 28, 2007, the Salary Continuation Agreements were amended to (i) update the agreements to reflect the final regulations of Section 409A of the Internal Revenue Code and (ii) change the payment streams in the normal retirement, early termination, disability and change in control provisions. The Salary Continuation Agreements provide for an annual supplemental retirement benefit of 35% of final pay starting at normal retirement age of 65 payable for the executive's lifetime with a 17 year certain period. The agreements incorporate a 10 year vesting schedule and includes provisions for voluntary termination, involuntary termination, termination for cause, disability, death and change of control. Refer to the pension benefits table and the post-termination narrative for more detail. Refer to the pension benefits table and the post-termination narrative for more detail.

Other Compensation. The NEOs participate in the Company's broad-based employee benefit plans, such as medical, dental, disability and term life insurance programs. Messrs. Austin and Springs, and Ms. Huntley receive an automobile allowance. Mr. Standish has personal use of a Company owned vehicle. Messrs. Standish and Springs receive paid country club memberships. Mr. Austin's employment letter allows him to select a country club membership, which has not yet been determined. Messrs. Standish and Springs, and Ms. Huntley participate in a split dollar life insurance plan. The split dollar life insurance policies have the following death benefits: Mr. Standish, $1,001,922; Ms. Huntley, $760,346; and Mr. Springs, $630,996. In addition, NEOs have additional whole life insurance policies equal to two times the NEO's annual salary.

The structure of the change-in-control provisions were made to be consistent the overall philosophy of the Company, peer agreement review, and to give the management team a degree of financial value or comfort in the event a change-in-control occurs. The changes were in keeping with the over all philosophy of the Company, including the vesting provision in the change-in control section of the agreement. The Company believes that the interest of shareholders is served by aligning the interests of the executive officers with them and that change in control benefits may reduce the potential for reluctance toward pursuing a transaction that may be in the best interest of shareholders.

The Board is currently negotiating compensation agreements with Messrs. Austin and Springs, and Ms. Huntley.

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and has recommended to the Board of Directors the inclusion of the Compensation

Discussion and Analysis in the Company's year-end disclosure documents. The Compensation Committee report is included herein at the direction of its members, Messrs. Buie, Chairman, Cleary, Smith, Anderson, Lester and Jarrett.

The table below summarizes the total compensation paid or earned by each of the named executive officers for the fiscal year ended December 31, 2007 and December 31, 2006, respectively.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(9)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(10)	All Other Compensation ($)	Total ($)
Walter E. Standish, III, PEO	2007	177,500	—	—	—	293,832	41,793	42,148	555,273
President	2006	150,000				280,701	39,509	42,388(3)	512,598
Chief Executive Officer									
Gary S. Austin	2007	43,080	23,000	—	—	—	—	6,402(4)	72,482
Executive Vice President									
Chief Financial Officer									
Richard N. Burch(11)	2007	57,236	—	—	—	—	(4,746)	6,408	58,898
Executive Vice President	2006	118,366	100,000				11,313(5)	23,595(6)	253,274
Chief Financial Officer									
Mary Katharine (Katie)	2007	149,212	135,000	—	—	—	39,356	28,286	351,854
Huntley	2006	125,308	110,000				27,877	23,883(7)	287,068
Executive Vice President									
Chief Credit Officer									
Julien E. Springs	2007	131,231	125,000	—	—	—	19,022	27,857	303,110
Executive Vice President	2006	112,327	100,000				14,002	27,467(8)	253,796

(1) All compensation, including fringe benefits, is paid by our bank. The amount of perquisites and other personal benefits received did not exceed $10,000, except where noted. Mr. Standish's 2007 salary includes a retroactive increase of $12,500 processed in 2007 for the period of March 1 — December 31, 2006.

(2) Reflects bonuses earned for the fiscal years 2007 and 2006, respectively.

(3) For 2007, includes 401K contributions of $11,475, imputed income from term life insurance premiums of $5,210, automobile value of $13,652, employer contribution to welfare benefit program of $5,590, imputed income from group term life insurance of $1,483, and club dues of $4,738. For 2006, includes 401K contributions of $11,220, imputed income from term life insurance premiums of $4,807, automobile value of $15,279, employer contribution to welfare benefit program of $5,419, imputed income from group term life insurance of $1,290 and club dues of $4,373.

(4) Includes 401K contributions of $2,821, imputed income from term life insurance premiums of $171, automobile allowance of $1,846, and employer contribution to welfare benefit program $1,564.

(5) The negative value for 2007 is due to Mr. Burch no longer having future years of service with the Company.

(6) For 2007, includes automobile allowance of $2,538, employer contribution to welfare plans of $1,623, and club dues of $2,247. For 2006, includes 401K contributions of $6,036, imputed income from term life insurance premiums of $1,337, automobile allowance of $6,000, employer contribution to welfare benefit program of $5,316, imputed income from group term life insurance of $331, and club dues of $4,575.

(7) For 2007, includes 401K contributions of $11,475, imputed income from term life insurance premiums of $3,954, automobile allowance of $6,000, employer contribution to welfare benefit program of $5,611, and imputed income from group term life insurance of $1,246. For 2006, includes 401K contributions of $7,984, imputed income from term life insurance premiums of $3,581, automobile allowance of $6,000,

employer contribution to welfare benefit program of $5,283, and imputed income from group term life insurance of $1,035.

(8) For 2007, includes 401K contributions of $11,475, imputed income from term life insurance premiums of $1,590, automobile allowance $6,000, employer contribution to welfare benefit program $4,683, and imputed income from group term life insurance $584, and club dues of $3,525. For 2006, includes 401K contributions of $10,828, imputed income from term life insurance premiums of $1,469, automobile allowance of $6,000, employer contribution to welfare benefit program of $5,282, imputed income from group term life insurance of $479, and club dues of $3,409.

(9) For 2007, Mr. Standish's bonus is paid according to an employment agreement. The terms are described in the Compensation Discussion and Analysis. For 2006, Mr. Standish's bonus was paid according to an employment agreement.

(10) For 2007, the Company has Salary Continuation Agreements with Messrs. Standish and Springs, and Ms. Huntley. Salary Continuation accruals for 2007 were: Mr. Standish, $41,793; Ms. Huntley, $39,356; and Mr. Springs, $19,022. For 2006, the Company had Salary Continuation Agreements with Messrs. Standish, Burch, and Springs, and Ms. Huntley. Salary Continuation accruals for 2006 were: Mr. Standish, $39,509; Mr. Burch, $11,313; Ms. Huntley, $27,877; and Mr. Springs, $14,002.

(11) The compensation amounts reflect Mr. Burch's employment through his resignation on May 4, 2007.

Grants of Plan-Based Awards for 2007

Name	Grant Date	Estimated Future Payouts Under non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock And Options Awards
Walter E. Standish, III	03/14/08	—	$293,832	—	—	—	—	—	—	—	—

No equity grants were made in 2007 for the Company's 1997 Stock Option Plan. The payment under the non-equity incentive plan described above was made pursuant to our employment agreement with Mr. Standish, under which he is entitled to receive a cash bonus equal to 5% of the net income of our Company at year end as determined in each case in accordance with generally accepted accounting principles. The Compensation Committee may increase or decrease the bonus amount based on extraordinary gains or losses at their sole discretion. For the 2008 payment, the Compensation Committee based the 5% payment on the Company's net income.

Employment Agreements

We entered into an employment agreement with Mr. Standish to serve as our Company's and Bank's president and chief executive officer on February 24, 2004, as amended on December 21, 2005 and February 27, 2007. The employment agreement provides for a salary of $165,000 per annum. The agreement also provides that Mr. Standish is entitled to receive a cash bonus equal to 5% of the net income of our Company at year end as determined in each case in accordance with generally accepted accounting principles. The Compensation Committee may increase or decrease the bonus amount based on extraordinary gains or losses at their sole discretion. Mr. Standish is eligible to participate in our retirement, welfare, and other benefit programs and is entitled to a life insurance policy, use of an automobile, and reimbursement for club dues and travel and business expenses. The agreement provides for an initial term ending on March 1, 2008. In the event of a change in control, the term will automatically extend for an additional three years. Furthermore, in the event of a change in control, any restrictions on outstanding incentive awards (including restricted stock and stock options) will lapse and all awards will vest immediately. During his employment and for a period of two years following the termination of his employment, Mr. Standish may not (a) become engaged or employed in a similar business or venture as our business within Horry County, South Carolina, or (b) solicit our customers or potential customers for the purpose of providing financial services. Under the agreement, a change in control of the Bank means: "that there is a change in the composition of the Board of Directors of the Bank such that a majority of the directors are new to the Board; the Shareholders of the Bank approve a merger, consolidation or reorganization (unless such merger, consolidation or reorganization is as a result of a complete liquidation or dissolution of the Bank); or there is an agreement for the sale or other disposition of all or substantially all of the assets of the Bank to another entity (other than a transfer to a subsidiary of the Bank)."

The Board is currently negotiating compensation agreements with Messrs. Austin and Springs, and Ms. Huntley.

Outstanding Equity Awards at Fiscal Year-End

	Options Awards					Stock Awards				
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)	Vesting Date
Walter E. Standish, III, CEO	11,250	—	—	$ 5.56	03/20/2010	—	—	—	—	3/20/04
	45,000	—	—	$ 4.53	03/20/2012	—	—	—	—	3/20/02
	11,250	—	—	$ 9.38	03/01/2014	—	—	—	—	12/14/05
Gary S. Austin, CFO	—	—	—	—	—	—	—	—	—	—
Mary Katharine (Katie) Huntley, CCO	5,550	—	—	$ 4.89	07/31/2012	—	—	—	—	12/14/05
	11,250	—	—	$ 8.56	12/31/2013	—	—	—	—	12/14/05
	11,250	—	—	$13.83	11/22/2014	—	—	—	—	12/14/05
Julien E. Springs, EVP	6,750	—	—	$ 5.11	04/17/2011	—	—	—	—	04/17/05
	11,250	—	—	$ 8.56	12/31/2013	—	—	—	—	12/14/05
	11,250	—	—	$13.83	11/22/2014	—	—	—	—	12/14/05

Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mary Katharine (Katie) Huntley	450	$ 8,533	—	—
Richard N. Burch	29,250	$389,493	—	—

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Walter E. Standish, III, PEO	Salary Continuation Plan	9	166,590	—
Mary Katharine (Katie) Huntley	Salary Continuation Plan	12 (Vested)	146,713	—
Julien E. Springs	Salary Continuation Plan	8	64,401	—

Pension Benefits — Narrative

The Company currently has salary continuation agreements with Messrs. Standish and Springs, and Ms. Huntley.

Narrative Description of the Salary Continuation Plans: The 2007 benefit formula for Messrs. Standish and Springs, and Ms. Huntley is 35% of final salary, paid annually for 17 years starting at age 65. Refer to the *post-termination narrative for salary continuation benefits payable upon other termination events.* The normal retirement age is defined as age 65 for all three officers. All benefits are adjusted based on actual salary each year and projected based on a 6% annual increase factor. Mr. Standish's benefit is projected to be $99,225 per year for 17 years starting at age 65. Ms. Huntley's is projected to be $93,212 per year for 17 years starting at age 65. Mr. Springs' benefit is projected to be $126,348 per year for 17 years starting at age 65. The present value of the accumulated benefit for each officer is the accrual balance as of December 31, 2007. The accrual balance is determined using an assumed compensation inflator of 7%. The plans utilize a ten-year vesting schedule.

Nonqualified Deferred Compensation

The Company does not provide employees with non-qualified deferred compensation opportunities, nor does it offer non-qualified defined contribution plans.

Potential Benefits Upon Termination or Change in Control

The following discussion below reflects the amount of compensation to each of the named executive officers of the Company in the event of termination of such executive's employment. The amount of compensation payable to each named executive officer upon voluntary termination, early termination, involuntary not-for-cause termination, termination following a change in control and in the event of disability or death of the executive is shown below. The amounts shown assume that such termination was effective as of December 31, 2007, and thus includes amounts earned at such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company. Amounts do not include compensation and benefits available to all of the Company's general employees.

The Company has entered into an employment agreement with Walter E. Standish, III. Summaries of the agreements are provided in the Compensation Discussion and Analysis, and payments upon termination or change in control are specified in this section.

Walter E. Standish, III, President & CEO: Employment contract does not require any additional payments except upon a change in control. This change in control provision renews the contract automatically for an additional three year term with all benefits and payments defined by agreement.

Stock based compensation shall immediately vest at change of control. Voluntary, involuntary or cause termination, early or normal retirement, will require option based compensation to be exercised within 90 days of termination date or forfeiture will result for any unexercised options.

Salary Continuation based compensation will be paid based upon vested percentage for voluntary, involuntary or cause termination and early retirement. Benefits for disability will be calculated based on 100% of the account value determined as of the end of the Plan Year preceding Separation from Service, then increasing the vested balance at an annual rate of six percent (6%), compounded monthly until commencement of benefit payments at normal retirement age of 65 for a period of 17 years, payable monthly.

Potential Benefits Upon Termination or Change in Control

Compensation and/or Benefits Payable Upon Termination	Voluntary Termination	Early Retirement	Normal Retirement	Involuntary Not for Cause Termination	For Cause Termination	Involuntary for Good Reason Termination (Change-in-Control)	Disability	Death(5)
Walter E. Standish, III								
Salary(1)	0	0	0	165,000	0	495,000	0	0
Annual Cash Bonus(2)	0	0	0	308,500		1,038,180	0	0
Salary Continuation(3)	15,043	15,043	99,225	99,225	0	99,225	99,225	0
Split Dollar Life Benefit	0	0	0	0	0	0	0	190,451
Auto	0	0	0	15,000	0	45,000	0	0
Club Membership Dues	0	0	0	7,000	0	15,000	0	0
Gary S. Austin								
Salary	0	0	0	0	0	0	0	0
Annual Cash Bonus	0	0	0	0	0	0	0	0
Salary Continuation	0	0	0	0	0	0	0	0
Auto	0	0	0	0	0	0	0	0
Club Membership Dues	0	0	0	0	0	0	0	0
Richard N. Burch(4)								
Salary	9,159	0	0	0	0	0	0	0
Annual Cash Bonus	0	0	0	0	0	0	0	0
Salary Continuation	0	0	0	0	0	0	0	0
Auto	231	0	0	0	0	0	0	0
Club Membership Dues	0	0	0	0	0	0	0	0
M. Katherine (Katie) Huntley								
Salary	0	0	0	0	0	0	0	0
Annual Cash Bonus	0	0	0	0	0	0	0	0
Salary Continuation(3)	15,704	15,704	93,212	93,212	0	93,212	93,212	0
Split Dollar Life Benefit	0	0	0	0	0	0	0	259,597
Auto	0	0	0	0	0	0	0	0
Club Membership Dues	0	0	0	0	0	0	0	0
Julien E. Springs								
Salary	0	0	0	0	0	0	0	0
Annual Cash Bonus	0	0	0	0	0	0	0	0
Salary Continuation(3)	6,692	6,692	126,348	126,348	0	126,348	126,348	0
Split Dollar Life Benefit	0	0	0	0	0	0	0	184,300
Auto	0	0	0	0	0	0	0	0
Club Membership Dues	0	0	0	0	0	0	0	0

(1) Based on remaining term of employment contract.

(2) Annual cash bonus is based on 5% of net income for the Company based on net income growth rates of 5%, 10%, 15% for years ended 2008 through 2010, respectively.

(3) Reflects the annual amount that shall be paid in equal monthly installments for 204 months, beginning with the month following the normal retirement age.

(4) Mr. Burch voluntarily resigned from his position as Chief Financial Officer on May 4, 2007 and was paid $4,808 as earnings for two weeks notice, $4,351 for outstanding paid time off/accrued vacation, and $231 for car allowance.

(5) The compensation received under the employment contract is the greater of the death benefit under the split dollar arrangement or the net present value of the salary continuation plan, which ever is greater. At

December 31, 2007, Messrs. Standish and Springs, and Ms. Huntley's death benefit exceeded the benefit under the salary continuation plan.

Voluntary Termination

Under the Salary Continuance Plans, Messrs. Standish and Springs, and Ms. Huntley will receive benefits based on the individual vesting at time of voluntary termination. Stock Options shall terminate 30 days after the date on which the grantee ceases to be an employee of the Company.

Normal Retirement

Retirement prior to age 65 is treated the same as voluntary termination for the officers. Projected retirement benefits at age 65 are disclosed in the Pension Benefits Table narrative.

Termination by the Company without Cause

The employment agreement for Mr. Standish provides for severance payments and eligibility for benefits if the Company terminates his employment without cause. Mr. Standish will receive payments equal to the remaining term of the contract. *See Compensation Discussion and Analysis for details on Mr. Standish's* employment agreement.

Termination for Cause

If the Company terminates any of the NEOs for cause, the Company shall have no obligations to the executive as of the date of termination.

Disability

Upon the executive's separation from service because of disability (as defined in the salary continuation agreement) before normal retirement age, the executive's disability benefit is calculated by multiplying the vesting percentage by the executive's account value (as defined in the salary continuation agreement) for the plan year ending immediately prior to disability and then increasing the vested balance at an annual rate of six percent, compounded monthly, until commencement of benefit payments. Beginning the month immediately after the month in which the executive attains the normal retirement age, the Bank will pay the disability benefit to the executive in 12 equal monthly installments on the first day of each month and for the executive's lifetime with a 17-year term certain period.

If Messrs. Standish or Springs, or Ms. Huntley become disabled, the salary continuation agreements will become 100% vested in the benefit which provides payments starting at age 65 for 15 years. Annual projected benefits under this plan include the following: Mr. Standish, $99,225, Ms. Huntley, $93,212, and Mr. Springs, $126,348. The split dollar life insurance policies are maintained by the Company in the event of disability.

Death

If the executive dies in active service to the Bank before normal retirement age, the executive's beneficiary will be entitled to an amount equal to the executive's account value less any amount the Beneficiary is entitled to receive under any split dollar arrangement between the Bank and the executive, payable in a single lump sum on the first day of the fourth month following the executive's death.

If the executive dies before any separation from service and the executive is receiving the executive's normal retirement benefit, but the executive has not received the executive's normal retirement benefit for the full 17-year term certain period, the executive's beneficiary will be entitled to the present value of the remaining portion of the minimum 17 years of benefits due under the agreement, payable in a single lump sum on the first day of the fourth month following the executive's death.

If the executive dies after separation from service and is entitled to any benefit, but has not started receiving such benefits, the executive's beneficiary will be entitled to the present value of the minimum

17 years of benefits due under the agreement, payable in a single lump sum on the first day of the fourth month following the executive's death.

In the event of death for Messrs. Standish or Springs, or Ms. Huntley, the beneficiary named shall receive the benefit designated under the Split Dollar Plan.

Involuntary Termination Following a Change in Control

Upon a change in control (as defined in the salary continuation agreement), the Bank will pay the executive a change in control benefit equal to the executive's present value of the projected benefit (as defined in the salary continuation agreement) using a six percent interest rate and a 17-year payment stream, subject to the change in control vesting percentage (50% of the benefit from the one year anniversary of the executive's date of hire with the Bank until the six year anniversary, 80% of the benefit from the six year anniversary until the eight year anniversary, and 100% of the benefit from the nine year anniversary of the executive's date of hire thereafter). The Bank will distribute the benefit to the executive in a lump sum within 90 days following a change in control. In addition, if the executive seeks any legal action to compel the Bank to pay the change in control benefit, the Bank will reimburse the executive any legal fees incurred.

As specified in the employment agreement for Mr. Standish, under involuntary termination following a change in control, the agreement provides for the employment agreement to automatically renew for three years and his unvested stock options shall fully vest and become exercisable. Under the Stock Option Plan, the NEOs' unvested stock options shall fully vest and become exercisable. Under the Salary Continuation Agreements, Messrs. Standish and Springs, and Ms. Huntley the benefit will equal 100% of the projected benefit at normal retirement age. Benefits will be paid in equal monthly installments for 17 years beginning at age 65. Annual projected benefits under this plan include the following: Mr. Standish, $99,225, Ms. Huntley, $93,212, and Mr. Springs, $126,348. The split dollar life insurance policies will be maintained by the Company. The NEOs will receive a gross-up payment to cover any excise and other income taxes triggered under IRC Section 280G as provided in the Salary Continuation Agreements.

Voluntary Termination Following a Change in Control

All payments and benefits are the same as specified under Voluntary Termination.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(1)	All Other Compensation ($)	Total ($)	Projected Benefit
Raymond E. Cleary, III, DDS, Chairman	4,775	—	—	—	7,563	—	12,338	17,704
Michael Bert Anderson	4,525	—	—	—	2,715	—	7,240	37,265
Bartlett Buie	5,075	—	—	—	7,563	—	12,638	17,704
E. Thomas Fulmer	3,750	—	—	—	8,607	—	12,357	16,546
Michael D. Harrington	3,500	—	—	—	8,462	—	11,962	15,463
Joe N. Jarrett, Jr., MD	4,325	—	—	—	7,563	—	11,888	17,704
Richard E. Lester	5,025	—	—	—	14,409	—	19,434	15,564
Leigh Ammons Meese	4,375	—	—	—	1,354	—	5,729	73,305
Rick H. Seagroves	3,650	—	—	—	3,566	—	7,216	30,419
Don J. Smith	3,300	—	—	—	6,137	—	9,437	20,269
Samuel R. Spann, Jr.	4,375	—	—	—	8,462	—	12,837	16,546
B. Larkin Spivey, Jr.	4,525	—	—	—	32,928	—	37,453	11,797
James E. Yahnis	4,775				4,228		9,003	26,569

(1) The Company has Supplemental Director Retirement Plans (SDRP) for all directors except Mr. Standish and Mr. Thomas P. Anderson. SDRP accruals for 2007 are represented in this column.

Thomas P. Anderson joined our Board in 2008 and did not receive any compensation as a director in 2007.

Director Compensation

The Company uses a deferred compensation, stock based compensation, and cash payments to attract and retain qualified candidates to serve on the Board. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill-level required by the Company of members of the Board. The above table reflects the amount of compensation to each of the directors of our Company.

Our bylaws permit our directors to receive reasonable compensation as determined by a resolution of the Board of Directors. Beginning in June 2007, the directors approved the payment of an annual retainer, payable on a quarterly basis, of $4,000 for the Bank and beginning January 1, 2008, an additional $3,000 for the Company. Directors are paid $750 for each Board meeting they attend, $250 for attendance at the Executive, Loan, and Audit Committee meetings, and $150 for attendance at the ALCO, Marketing, Compensation, and Building Committee meetings.

We instituted a Supplemental Director Retirement Plan ("SDRP"), which is a non-qualified director benefit plan in which we agree to pay the director additional benefits in the future, usually at retirement, in return for continued satisfactory performance by the director. The SDRP is an unfunded plan, which means there are no specific assets set aside by the Company in connection with the establishment of the plan. The director has no rights under the agreement beyond those of a general creditor of the Company. We have entered into SDRP contracts with the 13 directors of the Company.

Narrative Description of the SDRP: The 2006 benefit formula for all directors is based on a $9,000 cash contribution to the plan and utilizing a 6% annual increase factor. Benefits are paid annually for 17 years starting at age 68. The plan was amended in 2007 to reduce the starting age to 65 for directors with the exception of Director Larkin and Lester who elected to begin benefit payments starting at age 68. The accrual balance is determined using an assumed compensation inflator of 7%. The plans utilize a ten-year vesting schedule.

Other Compensation: The following directors participate in a split dollar life insurance plan. The plan was amended to eliminate the life insurance benefit post retirement. The split dollar life insurance policies have the following death benefits and imputed income.

Director	Split Dollar Death Benefit	Imputed Income(1)
Michael Bert Anderson	$219,983	$ 436
Bartlett Buie	$140,337	$ 794
Raymond E. Cleary, III, DDS	$133,087	$ 807
Michael D. Harrington	$133,563	$ 869
Joe N. Jarrett. Jr., MD	$140,337	$ 794
Richard E. Lester	$ 94,654	$ 985
Leigh Ammons Meese	$239,718	$ 249
Rick H. Seagroves	$192,768	$ 486
Don J. Smith	$164,502	$ 770
Samuel Robert Spann, Jr.	$133,087	$ 807
B. Larkin Spivey, Jr.	$ 82,908	$1260
James C. Yahnis	$173,378	$ 487

(1) Imputed income is reported annually on form 1099 — MISC.

Beneficial Owners and Management

General

The following table shows how much common stock is owned by our directors and executive officers and by owners of more than 5% of the outstanding common stock, as of February 29, 2008. Unless otherwise indicated, the mailing address for each beneficial owner is in care of Beach First National Bancshares, Inc., 3751 Grissom Parkway, Suite 100, Myrtle Beach, South Carolina 29577

Name	Number of Shares Owned(1)	Right to Acquire(2)	Percentage of Beneficial Ownership(3)
Michael Bert Anderson	23,927	18,000	*%
Thomas P. Anderson			*
Gary S. Austin(4)			*
Bartlett Buie	28,319	21,375	1.03%
Raymond E. Cleary, III, DDS	125,404	21,375	3.03%
E. Thomas Fulmer	13,829	18,000	*
Michael D. Harrington	196,939	21,375	4.51%
Mary Katharine (Katie) Huntley	50,050	28,050	1.61%
Joe N. Jarrett, Jr., MD	57,510	21,375	1.63%
Richard E. Lester	54,783	21,375	1.57%
Leigh Ammons Meese	27,036	21,375	1.00%
Rick H. Seagroves	111,787	21,375	2.75%
Don J. Smith	34,088	21,375	1.14%
Samuel Robert Spann, Jr.	86,347	21,375	2.22%
B. Larkin Spivey, Jr.	45,397	21,375	1.38%
Julien E. Springs	19,854	29,250	1.01%
Walter E. Standish, III	44,583	67,500	2.31%
James C. Yahnis	53,586	21,375	1.55%
River Oaks Capital, LLC 1905 East Wayzata, Suite 140 Wayzata, MN 55391	269,145	—	5.56%
Executive officers and directors as a group (18 persons)	973,439	395,925	28.26%

* Less than 1%

(1) Includes shares for which the named person has sole voting and investment power, has shared voting and investment power with a spouse, or holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2) Includes shares that may be acquired upon the exercise of stock options that are or become exercisable within 60 days of the date of this proxy statement.

(3) For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 4,845,018 shares of common stock outstanding on February 29, 2008.

(4) Mr. Austin received 3,000 incentive stock options shares on March 3, 2008.

Audit Fees

	Year Ended December 31, 2007	Year Ended December 31, 2006
Audit Fees	$112,205	$52,175
Audit-Related Fees	—	—
Tax Fees	8,355	6,585
All Other Fees	—	1,485
Total	$120,560	$60,245

Audit Fees. This category includes the aggregate fees billed for each of the last two fiscal years for professional services rendered by Elliott Davis, LLC for the audit of our annual financial statements in both years, the audit of internal control over financial reporting under Sarbanes-Oxley 404 in 2007, and for the condensed financial statements included in our quarterly reports on Form 10-Q. Fees for 2007 include $4,205 for consultations related to mortgages held for sale and derivatives.

Audit-Related Fees. This category includes the aggregate fees billed for non-audit services, exclusive of the fees disclosed relating to audit fees, rendered by Elliott Davis, LLC during the fiscal years ended December 31, 2007 and 2006. No such services were rendered during the two year period.

Tax Fees. This category includes the aggregate fees billed for tax services rendered by Elliott Davis, LLC during the fiscal years ended December 31, 2007 and 2006. These services include preparation of state and federal tax returns for the Company and its subsidiary. Tax fees for 2007 include $4,605 related to consultations on state tax issues.

All Other Fees. This category includes the aggregate fees billed for all other services, exclusive of the fees disclosed above, rendered by Elliott Davis, LLC during the fiscal years ended December 31, 2007 and December 31, 2006. The other services for 2006 consisted of consultation and review of documents related to the formation of a limited liability company.

Oversight of Accountants; Approval of Accounting Fees

Under the provisions of its charter, the audit committee is responsible for the appointment, compensation, retention and oversight of the work of the independent accountants. These services may include audit services, audit-related services, tax services and other services. The audit committee approves the fees for each specific category of service. The policy specifically prohibits certain non-audit services that are prohibited by securities laws from being provided by an independent accountant.

All of the principal accounting services and fees reflected in the table above were reviewed and approved by the audit committee, and none of the services were performed by individuals who were not employees of the independent accountant.

We selected the firm of Elliott Davis, LLC to serve as our independent accountants for the year ending December 31, 2007. We expect that a representative from this firm will be present and available to answer appropriate questions at the annual meeting and will have an opportunity to make a statement if he or she desires to do so.

Certain Relationships and Related Transactions
Interests of Management and Others in Certain Transactions

We enter into banking and other transactions in the ordinary course of business with our directors and officers and their affiliates. It is our policy that these transactions be on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectability nor present other unfavorable features to us. Loans to individual directors and officers must also comply with our bank's lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. We intend for all of our transactions with our affiliates to be on terms no less favorable to us than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors.

.The Company has adopted a Conflict of Interest/Code of Ethics Policy which contains disclosure procedures for reviewing transactions between the Company and its directors and executive officers, their immediate family members, and entities with which they have a position or relationship. These procedures are intended to determine whether any such related person transaction impairs the independence of a director or presents a conflict of interest on the part of a director or executive officer. Pursuant to our principles of corporate governance, the Board expects directors, officers, and employees of the Company to behave ethically and to adhere to the Company's Code of Ethics. This policy also requires the Company's bank subsidiaries to comply with Regulation O, which contains restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

The Company annually requires each of its directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related person transactions. Directors must disclose to other directors, the Chairman, and the Secretary any potential conflicts of interest they may have with respect to any matter under discussion and refrain from voting on any matter in which they have a conflict. Directors are required to recuse themselves from any discussion or decision affecting their personal, business, or professional interests. The Company's Corporate Governance Committee annually review all transactions and relationships disclosed in the director and officer questionnaires, and the Board of Directors makes a formal determination regarding each director's independence under Nasdaq Global Market listing standards and applicable SEC rules.

In addition, the Bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The Bank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

As required by Section 16(a) of the Securities Exchange Act of 1934, our directors and executive officers and certain other individuals are required to report periodically their ownership of our common stock and any changes in ownership to the SEC. Based on a review of Forms 3, 4, and 5 and any representations made to us, it appears that all such reports for these persons were filed in a timely fashion during 2007 with the exception of Mr. Austin who filed his original Form 3 late.

Shareholder Proposals for the 2009 Annual Meeting of Shareholders

If shareholders wish a proposal to be included in our proxy statement and form of proxy relating to the 2009 Annual Meeting, they must deliver a written copy of their proposal to our principal executive offices no later than November 20, 2008. To ensure prompt receipt by the Company, the proposal should be sent certified mail, return receipt requested. Proposals must comply with our bylaws relating to shareholder proposals in order to be included in our proxy materials. A copy of the bylaws is available upon written request.

Any shareholder proposal to be made at an annual meeting, but which is not requested to be included in our proxy materials, must comply with our bylaws. Proposals must be delivered to our principal executive offices on or before the later to occur of (i) 60 days prior to the annual meeting; or (ii) 10 days after notice of the annual meeting is provided to shareholders.

By Order of the Board of Directors,

Gary S. Austin, Secretary

March 20, 2008
Myrtle Beach, South Carolina

Beach First.
NATIONAL BANCSHARES, INC.

About Beach First

Beach First National Bancshares, Inc. is the parent company of Beach First National Bank, headquartered in Myrtle Beach, South Carolina. Beach First was organized in 1996 to meet the financial needs of consumers and small-to-mid-sized businesses, and today serves the Grand Strand and Hilton Head Island markets, with six banking offices. A seventh office will open in Myrtle Beach early in the second quarter 2008. The bank's mortgage lending division is a nationwide lender with offices in the Carolinas and the mid-Atlantic states. The company's stock trades on the NASDAQ Global Market® under the symbol BFNB and its website is beachfirst.com.

Inside the Report

Headquarters

3751 Grissom Parkway, Suite 100
Myrtle Beach, SC 29577
843.626.2265
843.916.7818 (Fax)

Selected Financial Highlights

	2007	2006	% Change
Earnings (in thousands)			
Net Income	$ 5,877	6,196	(5.1)%
Net Income per share – basic	1.22	1.30	(6.1)%
Net Income per share – diluted	1.18	1.27	(7.1)%
Book Value per share	10.85	9.53	13.9%
Earnings Breakdown (in thousands)			
Total Interest Income	$ 45,107	36,487	23.62%
Total Interest Expense	22,482	16,029	40.26%
Net Interest Income	22,625	20,458	10.59%
Total Noninterest Income	7,578	3,990	89.92%
Total Noninterest Expense	18,933	12,576	50.55%
Year End Balances (in thousands)			
Total Assets	$ 605,988	520,201	16.49%
Loans, net of unearned income	503,433	411,215	22.43%
Deposits	464,198	416,357	11.49%
Shareholders' Equity	52,578	45,460	15.66%
Selected Ratios			
Allowance for loan loss to total loans	1.36%	1.43%	(4.90)%
Return on average assets	1.04%	1.33%	(21.80)%
Return on average equity	12.01%	14.53%	(17.34)%
Average equity to average assets	8.67%	9.18%	(5.55)%

Total Assets
($ millions)



700
600
500
400
300
200
100
0
80.8
118.4
165.1
242.1
397.4
520.2
606.0
01 02 03 04 05 06 07

Net Income
($ millions)



7.0
6.0
5.0
4.0
3.0
2.0
1.0
0
.459
.707
1.09
1.44
3.36
6.20
5.88
01 02 03 04 05 06 07

Total Loans
($ millions)



525
450
375
300
225
150
75
0
63.2
93.3
135.6
191.5
311.8
411.2
509.9
01 02 03 04 05 06 07

Total Deposits
($ millions)



525
450
375
300
225
150
75
0
67.1
99.4
138.1
203.2
310.9
416.4
464.2
01 02 03 04 05 06 07

To Our Shareholders and Friends

Beach First has held its own in a challenging financial environment. During the year, we continued to build brand awareness for our bank in the markets we serve, we absorbed much of the cost of the relocation to our new Grissom Parkway headquarters, and we managed through the issues created by a slowing economy. I am pleased to share our results for 2007 and our plans for the future.

Earnings Update

Net income decreased 5.15 % in 2007, totaling $5.88 million. This decrease was due in part to slower growth in net interest income and an increase in noninterest expense. Return on average equity was 12.01% for the year and return on average assets was 1.04%.

Total assets grew to $606.0 million, an increase of 16.5%, and total deposits grew 11.5% to $464.2 million. Total loans grew to $509.9 million, an increase of 24.0%. The net interest margin declined to 4.20%, due in part to three rate cuts in the last four months of 2007 that totaled a 1% reduction in the Prime lending rate. These rate cuts immediately impacted loan pricing, but deposit rates have not declined as much or as quickly, which has put pressure on the net interest margin. Two additional rate cuts in January 2008, totaling another 1.25% reduction in the Prime lending rate, will keep pressure on the net interest margin throughout 2008.

As loan demand has remained robust along the Grand Strand and in Hilton Head Island, finding cost effective and efficient ways to fund deposit growth is imperative to maintain balance sheet health. We intend to achieve this goal by using technology to expand the variety of services available. This expansion will be a priority for our bank in 2008.

Stock Update

Our management is disappointed in the performance of our common stock during 2007. In December 2007, our board of directors authorized the holding company to repurchase up to $2 million of our common stock from the open market, representing approximately 2.5% of the shares outstanding. This repurchase program is intended to reduce the number of shares available on the market, which will increase the percentage of ownership of the remaining outstanding shares. Our board considered other investment opportunities and determined that repurchasing our shares represents the best long-term option for our shareholders. At its recent market levels, we believe our stock is an excellent investment.

For further updates and to enroll in email notification of news and events, I invite you to visit the Investor Relations page of our website at beachfirst.com.

Strength in Location and Presence

Beach First is fortunate to have its primary locations in a rapidly growing part of the country. Projections for the next 25 to 30 years indicate that South Carolina's population will grow 30%, with Horry, Georgetown, and Beaufort counties having double digit growth. We are located in desirable areas where people want to live and where businesses want to work, and we stand ready to meet their financial needs.

In December, Beach First marked its first year in its new headquarters at 3751 Grissom Parkway in Myrtle Beach. The new building greatly expanded our presence in the Myrtle Beach community and gave us a prominent location in a dynamic part of the city. We are easily accessible from points north, south, east, and west, and extend a warm welcome to all we serve.

Early in the second quarter of 2008, we will open our seventh office at 73rd Avenue North in Myrtle Beach. This new office will be in the heart of prime residential and professional areas. Renovations to the building are on schedule and we are on track for an April grand opening. We also completed a 1,400 square foot expansion of our successful North Myrtle Beach office in November 2007 to better serve the needs of our growing customer base in this market. We are pleased to have locations in areas poised for additional growth and are exploring other attractive locations along coastal South Carolina.

Our mortgage lending offices are concentrated primarily in the Carolinas and mid-Atlantic states in areas that are seeing dynamic growth. Despite the current difficulties in the mortgage markets, our mortgage lending division remains strong.

Problems have formed nationally within the subprime lending market where loans were made to borrowers who did not qualify for the best rates. Beach First is not in the business of making subprime loans. The ensuing credit crunch which occurred when subprime borrowers could not make their payments, along with the decline both in home sales and property values, has been felt by mortgage lenders throughout the country. Our mortgage lending division shares Beach First's commitment to credit quality and customer service. We have a talented group of originators, all of whom have the customer's best interest at heart. To bolster mortgage loan activity, we are focusing on products that customers will find useful in the current environment, including



Walt Standish, President and Chief Executive Officer

refinances and reverse mortgages. Another key to increasing originations will be to capture additional mortgage business through an employee referral program.

We have been using Jack Henry and Associates' (JHA) 20/20 core processing system since October 2002 when our asset size was a little over $100 million. Today, with assets greater than $600 million and growing, it is apparent that 20/20 is at its maximum capacity. To ensure that we are prepared for future growth and expansion, we are upgrading to JHA's Silverlake software. The conversion to the new software will take place in April and will greatly enhance customer service capabilities going forward.

Technology Expands Menu of Services

Advances in technology are continuing to change the banking landscape, closing distances and eliminating barriers like never before.



Late in 2007, we introduced a new service that is redefining the way deposits are made. Known as the *EDGE*, which is short for *Easy Deposits Gathered Electronically*, this new service essentially brings the bank right to the customer's storefront or office. Using a table top scanner and software provided by the bank that is hooked to a Windows®-based personal computer, business customers can deposit paper checks of all types electronically. The need to rush a deposit to the bank to ensure posting by a certain time is eliminated.

The *EDGE* has allowed us to expand our geographic footprint without adding more bricks and mortar. Once the scanner and software are installed, it makes no difference if the customer is based across the street or across the county. The *EDGE* makes it so that location no longer is an issue for business customers who want to work with Beach First.

We have also recently implemented a Remote Deposit Capture program in our branches, eliminating the 2 p.m. cutoff and giving both the business and personal customer greater flexibility. With these programs, we are making it easier than ever for the customer to do business with Beach First.

Community Involvement



Darrell Gore, Lakewood Elementary

Community involvement has always been a standard in the history of Beach First. In 2007 we continued our support of many important endeavors. We produced our seventh annual Children's Art Calendar to the delight of parents, students, and customers alike. More than 1,000 children from eight different elementary schools along the Grand Strand and Hilton Head Island participated in this project. In addition to our support of the arts, we partnered with the Waccamaw Community Foundation, setting up an endowment that will grow over the years to help fund our future charitable activities. In November 2007, we supported the work of Greenkeepers, a local organization whose mission is to protect, preserve, and beautify green space. The group arranged for the planting of trees along Grissom Parkway, where Beach First Center, an environmentally friendly building, is located. The bank was also honored by the City of Myrtle Beach Community Appearance Board on Arbor Day for its landscaping at this office. We are glad to be able to give back to the communities where we are proud to make our living.

2008 and Beyond

While we expect market conditions to remain unsettled in 2008, Beach First will respond to the challenges ahead with courage, innovation, and strength. We are a strong bank, built to weather uncertainties, and we remain poised to take advantage of opportunities as economic conditions improve.

As always, we appreciate your investment in our company, and we hope to see you at our 2008 Annual Meeting of Shareholders on Monday, April 21 at 2 p.m. at the Myrtle Beach Convention Center.

Walt

Walter E. Standish, III
President and Chief Executive Officer

Banking on relationships that put our customers at ease.


we tackle the tough stuff
so you can take it easy.
Beach First
we work hard
so you can take it easy.
Beach First

Print advertising for 2008 continues to reinforce our branding strategy built around making banking easy for Beach First customers.

In an age when nearly every part of our lives seems so much more hectic and demanding, Beach First believes that a bank can make things a lot less complicated for its customers.

In fact, it's a philosophy we believe in so strongly that we made it part of a new branding strategy launched in 2007. With a brand platform built around "Banking Should Always be this Easy," our goal was to fittingly describe an attitude that pervades everything we do to serve our clients.

It's a simple, assuring message that clearly differentiates us from our competition. And from all accounts, one that truly resonates with customers throughout the Grand Strand and Hilton Head markets. On numerous occasions, for example, customers have commented on how much they share our view that "a bank at the beach should feel like, well, a bank at the beach," as our broadcast copy affirms. And that they really feel we follow through on "making life easier for our customers," as stated in our print ads.

We've also taken steps to ensure that "easy banking" is much more than an external message - but one that it is in tune with our internal culture as well. With the implementation of our "Action Steps of Easy," we identify thirteen core values that every member of our organization can put into practice every day to help us further enhance our corporate image.

As our campaign rolls forward in 2008, our goal is to continue sharing the extraordinary features and benefits of Beach First - and building even stronger and more satisfying relationships with our customers.


Easy works for me.

Our small business direct mail campaign features testimonials from actual Beach First customers who have experienced our "less complicated" style of doing business.


take it easy

With their engaging look, feel, tone and message, our television spots continue to play a key role in differentiating Beach First from our competition.


Banking SHOULD ALWAYS BE this Easy.
Beach First.
NATIONAL BANK
Free Checking
Mortgage
Credit Cards
FDIC

Our new and improved Web site is easy to navigate and provides quick access to our NetTeller internet banking service.

The Action Steps of Easy

- Learn your job and never stop learning
- Build relationships by caring about people
- Do the job right the first time
- Respect the time of others
- Embrace technology
- Be friendly
- Smile often
- Be a good listener
- Act with courtesy
- Offer to help
- Work together
- Go the extra mile
- Recognize problems early and seek resolution

How We Make Banking Easy...Every Day

Over the years, Beach First has built its reputation on providing superior customer service. From finding the best possible financial solutions to making the banking process simple and easy – Beach First's commitment to customers runs deep. Below, four Beach First bankers share their thoughts on how they make banking easy for their customers.

Charles W. Fisher, III
Relationship Manager
Grand Strand

A career banker with more than 21 years of experience, Charles Fisher understands what it takes to make banking easy. "It's all about listening, exploring, and finding solutions that work," he says.

"One of my customers is a contractor who is away from his office most of the time, managing job sites for clients. The office manager runs the business day to day, and is often hard pressed to find the time for the trip to the bank," Charles says. "The daily transaction includes depositing a large number of checks, transferring funds to cover payroll, and moving excess cash in the checking account. In addition, many of their employees work at job sites in nearby



counties, requiring reimbursement for gasoline and other purchases. Processing their expense reports is another frequent and time consuming task."

"After talking with the office manager, I knew we could streamline their banking and make the entire back room more efficient," Charles recalls. Working with members of Beach First's team, Charles introduced the customer to Cash Management Services. A package combining an operating account, a zero balance account, an investment sweep account, and line curtailment, ensured that funds would be moved automatically to cover payroll, excess funds were invested yet available when needed, and excess interest did not accrue on their loans.

Even the daily deposit became easy when Charles called in Debbie Myers, Beach First's business services manager, who set the customer up on the bank's remote deposit capture product, known as the EDGE (*Easy Deposits Made Electronically*). "By using the EDGE, the office manager made deposits right from the office, eliminating the time-consuming trip to the bank. We also enrolled them in our corporate credit card program. Employees use the cards to pay for gasoline and incidentals while traveling on business, and expense reports are down to once a month, which really helps their bookkeeping area," Charles says.

"When the banker understands the challenges and accomplishments of the customer, everyone wins," Charles says. "By having a dialogue with the customer to review all the potential avenues to meet his goals, we make the banking experience easy."

Barbara Abrams
Branch Manager
Myrtle Beach

In her 38 years in banking, Barbara Abrams has had the opportunity to work with generations of customers in Myrtle Beach, with one goal in mind – finding the best



solutions for their financial needs. "If you can do that, you will make banking easy for the customer," she says.

"I have a customer who was managing a restaurant when we first met, and I helped him with his personal banking. He confided that one of his dreams was to open his own car lot. He had worked in the business, liked it, and knew he could make a go of it. At the time, however, he couldn't afford a fleet of cars," Barbara recalls. "We suggested that he start with one car and work from there. Beach First made the loan that gave him his start in the business, and one vehicle at a time, we helped him get where he wanted to be. Today he is the successful owner of several automotive businesses."

"I serve as a sounding board for my customers, listening to their needs, asking questions, and then providing them with options. I've found that an informed customer is better prepared to make wise financial decisions. We take the guess work out of the process and explain regulations and requirements in a way that is clear and sensible to the customer. It's not about fitting the customer to the product we have, but working with customers to build the package of services that's right for them," Barbara says.

"When you call any of us at Beach First, you won't get a voice mail system that leads you in a circle," she says. "You will hear a live person on the other end of the phone, ready to help. It's easy to talk to us. When you work with people's finances, you are touching their lives. It has to be personal."

Collier Schettig
Relationship Manager
South Strand



As the son of small business owners, Collier Schettig learned first hand just how important attentive service is to the customer. If you can provide a high level of dependable service, you will make the customer's life a lot easier.

Recently, Collier worked on a large, government-guaranteed loan for a local restaurant. "A lot of banks won't do this type of loan because of the amount of work and time involved. This was a diverse, complex credit that took about four months to complete. Our job was to see the big picture and then figure out how to get all the individual pieces in the right order," he says.

"I kept the customer informed every step of the way, providing updates, helping with paperwork, and taking documents to the customer and to the attorneys and accountants involved. We wanted to be sure we did everything right the first time, so strong communication was very important to ensuring the process went smoothly," Collier says.

"Most customers have a vision for their project, and turn to their loan officer to see if that vision is viable. I need to make sure that they've thought the project through and will have what they need to succeed. When you do your job well, you become a trusted member of the customer's team and they rely on your expertise to see them through the process," Collier says.

"You may be able to get the same types of products at different banks, but service is the one way you can stand out from the competition," Collier says. "If you make banking easy for your customers every time, you will have customers for life."

Michelle Wilson
Mortgage Banker
Hilton Head Island

Michelle Wilson knows that buying a home and applying for a mortgage loan are some of the biggest financial decisions a customer will ever make. There's a daunting amount of paperwork to complete and many procedures to follow. But Michelle has found ways to make it easy.

"The best thing we can do is to be available for the customer throughout the entire process," Michelle says. "Just the other day, I had a customer call with questions regarding their escrow account. I contacted the insurance agent on their behalf, and then called the investor with the updated information on the insurance coverage. It only took me a few minutes, and it put my customer's mind at ease."

"Making things easy for the customer is vitally important because most of my business comes from customers I've helped in the past or referrals from those customers. Because I've made it easy, they remember me and will call when they need another loan," she says.

"Libby [mortgage loan assistant Libby Johnson] and I work with mortgages every day and know the process inside and out. But the customer doesn't, so if we can guide them through it, they appreciate it. We can be trusted to do what's best for the customer, provide competitive rates, and keep it simple," Michelle says.

"Nothing is more satisfying than helping a customer finance their home, whether it's a primary residence, a second home, or an investment property. The transaction is important to the customer, and helping them achieve their goals is very satisfying to me," she says.



Libby Johnson and Michelle Wilson are committed to handling all their customers' mortgage needs before, during and after the closing.

Management's Discussion and Analysis

This section discusses the financial position, results of operation, and certain risk factors of the Company and its primary subsidiary, Beach First National Bank, during the periods included in the accompanying financial statements and should be read in conjunction with the financial statements, the related notes, and the other statistical information included in this report.

This report, including without limitation the letter to shareholders and other information above, contains "forward-looking statements" relating to future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of management, as well as assumptions made by and information currently available to management. The words "may," "will," "anticipate," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," and "intend," as well as other similar words and expressions of the future, are intended to identify forward-looking statements. The actual results may differ materially from the results discussed in the forward-looking statements, and operating performance each quarter is subject to various risks and uncertainties that are discussed in detail in the filings with the Securities and Exchange Commission, including, without limitation:

- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- changes in political conditions or the legislative or regulatory environment;
- general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
- changes occurring in business conditions and inflation;
- changes in technology;
- the level of allowance for loan losses;
- the rate of delinquencies and amounts of charge-offs;
- the rates of loan growth;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- changes in monetary and tax policies;
- loss of consumer confidence and economic disruptions resulting from terrorist activities;
- changes in the securities markets;
- other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission; and
- natural disasters, such as a hurricane or flooding in our footprint.

Overview

Beach First National Bancshares, Inc. (the "Company") is the parent company of Beach First National Bank, (the "Bank"), a wholly owned subsidiary, and Beach First National Trust (the "Trust") and Beach First National Trust II (the "Trust II"), both of which are non-consolidated subsidiaries. The Company also owns 66% of BFNM Building, LLC, which is a limited liability corporation formed solely for the construction of a corporate office building that houses the main office for the Bank. The trusts were established exclusively for the issuance of junior subordinated debt which was used to capitalize the Bank. The Company's primary business activities are conducted by the Bank. The Company commenced operations on September 23, 1996 and completed its eleventh full year of operations on December 31, 2007. From the outset, the Company focused on serving the banking needs of small businesses and individuals, and emphasized local management and ownership.

The Bank's primary market areas are located along the coastal regions of South Carolina and predominately center on the Metro regions of Myrtle Beach and Hilton Head Island, South Carolina. The Bank currently operates from six banking locations with a seventh scheduled to open in early 2008. In addition to the main office in Myrtle Beach, there are five branches. The Bank opened the Surfside branch in June 2001, the North Myrtle Beach branch in November 2002, the Hilton Head Island branch in February 2003, the Litchfield/Pawleys Island area of the Grand Strand branch in 2004, and the branch on the south end of Hilton Head Island in January 2005. All branches are full service.

In June 2006, the Bank added a mortgage division that originates and sells mortgages to investors. At December 31, 2007, the division had six loan production offices in South Carolina, North Carolina, and Virginia. The South Carolina office in Little River includes the mortgage operations staff. The North Carolina offices are in Raleigh and Gastonia, and the three offices in Virginia are located in Burke, Fredericksburg, and Sterling.

On June 14, 2005, the Company closed the sale of 1,150,000 shares of common stock at $18.75 per share. The net proceeds from the offering were approximately $20 million after deducting underwriting discounts and expenses. The net proceeds were used for general corporate purposes, which included, among other things, providing additional capital to the Bank to support its asset growth.

The following table sets forth selected measures of our financial performance for the periods indicated:

	For the years ended December 31,				
	2007	2006	2005	2004	2003
Net Income	$ 5,876,630	$ 6,195,728	$ 3,359,643	$ 1,435,922	$ 1,008,931
Total Assets	$ 605,988,418	$ 520,201,339	$ 397,389,234	$ 242,091,345	$ 165,093,036
Total Loans (1)	$ 509,908,135	$ 411,214,856	$ 311,788,722	$ 191,481,765	$ 135,612,193
Total Deposits	$ 464,198,345	$ 416,357,129	$ 310,894,210	$ 203,168,958	$ 138,099,566
Total Capital	$ 52,578,050	$ 45,459,579	$ 39,125,413	$ 14,732,893	$ 13,555,619

(1) Includes mortgage loans held for sale and deferred loan fees.

The following discussion describes the Company's results of operations for 2007 as compared to 2006 and 2006 compared to 2005 and also analyzes our financial condition as of December 31, 2007 as compared to December 31, 2006. Like most community banks, the Bank derives most of its income from interest on loans and investments. The primary sources of funding are deposits and advances from the Federal Home Loan Bank (FHLB), on which interest is paid. Consequently, one of the key measures of success is the amount of net interest income, or the difference between the income on interest-earning assets, such as loans and investments, and the expense on interest-bearing liabilities, such as deposits and advances from FHLB. Another key measure is the spread between the yield earned on interest-earning assets and the yield on interest-bearing liabilities.

Tables are included to explain the Company's performance. The "Average Balances, Income and Expenses, and Rates" table shows the average balance during 2007, 2006, and 2005 of each category of assets and liabilities, as well as the yield earned or the rate paid with respect to each category. The Company's loans typically provide higher interest yields than do other types of interest earning assets, which is why loans are a substantial percentage of its earning assets. Similarly, the "Analysis of Changes in Net Interest Income" table demonstrates the impact of changing interest rates and changing volume of assets and liabilities during the years shown. The sensitivity of the various categories of assets and liabilities to changes in interest rates are included in an "Interest Sensitivity Analysis Table". Other tables provide details about investment securities, loans, deposits, and other borrowings.

There are risks inherent in all loans so an allowance for loan losses is established to absorb probable losses on existing loans that may become uncollectible. The Company established and maintains this allowance by charging a provision for loan losses against operating earnings. In the "Loans and Allowance for Loan Losses" sections there is a detailed discussion of the process, as well as several tables describing the allowance for loan losses and the allocation of the allowance among various loan categories.

In addition to earning interest on loans and investments, income is earned through fees and other expenses charged to customers. The various components of noninterest income, as well as noninterest expense, are detailed in the "Noninterest Income and Expense" section.

The Company has identified significant factors that may affect its financial position and operating results during the periods included in the accompanying financial statements. Management encourages everyone to read this discussion and analysis in conjunction with the financial statements, the related notes, and the other statistical information included in this report.

Critical Accounting Policies

The Company has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of its financial statements. Significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical. The judgments and assumptions used are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions, actual results could differ from these judgments and estimates. These differences could have a material impact on the carrying values of assets and liabilities and the Company's results of operations.

The allowance for loan losses is a critical accounting policy that requires the most significant judgment and estimates used in preparation of the consolidated financial statements. Some of the more critical judgments supporting the amount of allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses, the impact of current events and conditions, and other factors impacting the level of probable inherent losses. Under different conditions or using different assumptions, the actual amount of credit losses incurred may be different from management's estimates provided in the consolidated financial statements. Refer to the portion of this discussion that addresses the allowance for loan losses for a more complete discussion of the Company's processes and methodology for determining its allowance for loan losses.

Analysis of the Fiscal Years Ended December 31, 2007 and 2006 and 2005

Earnings Review

Overview. For the year ended December 31, 2007, the Company's net income was $5.9 million, or $1.18 per diluted common share, as compared to $6.2 million, or $1.27 per diluted common share, for the year ended December 31, 2006, and $3.4 million, or $0.83 per diluted common share, for the year ended December 31, 2005. All per share data for all periods has been adjusted to reflect the 3-for-2 stock split in 2006. The slower net interest income growth and the increase in noninterest expense contributed to the decline in the current year's earnings. Return on average assets and return on average shareholders' equity are key measures of earnings performance. Return on average assets for 2007 was 1.04% compared to 1.33% in 2006 and 1.08% in 2005. Return on average shareholders' equity for 2007 was 12.01% verses 14.53% in 2006 and 11.37% in 2005. The equity to assets ratio was 8.68% in 2007, 8.74% in 2006 and 9.48% in 2005.

The Company had total assets of $606.0 million at December 31, 2007, an increase of 16.5% from $520.2 million at December 31, 2006. Total deposits increased to $464.2 million at December 31, 2007, up 11.5% from $416.4 million at December 31, 2006.

Over the past eighteen months, real estate values have stagnated or been falling nationwide, and the default rates on mortgage loans have risen. There has been a resulting disruption in secondary markets for mortgages, especially in non-conforming loan products. The Federal Reserve Bank has reduced short-term rates to stimulate the economy. The Company has been affected by these events in such areas as mortgage banking; land acquisition, development and construction lending, and consumer lending. The Company has seen a moderate rise in delinquencies and non-performing loans during 2007, and it continues to monitor its portfolio of real estate loans closely. In the current economic, credit and market environment, there can be no assurance that the Company's portfolio will continue to perform at current levels.

Net Interest Income

General. The Company's primary source of revenue is net interest income, which represents the difference between the income on interest-earning assets and expense on interest-bearing liabilities. The Company's net interest income increased $2.1 million, or 10.6%, to $22.6 million in 2007 from $20.5 million in 2006. Net interest income increased $6.8 million in 2006 from $13.7 million in 2005. The level of net interest income is determined by the level of earning assets and the management of the net interest margin. The continued growth of our loan portfolio is the primary driver of the increase in net interest income. Average total loans increased from $372.8 million in 2006 to $458.7 million in 2007. In addition, average securities increased to $73.4 million in 2007 compared to $60.2 million in 2006.


Net Interest Income
($ millions)
12.0
4.0
0
3.0
4.3
6.0
8.3
13.7
20.5
22.6
01
02
03
04
05
06
07

Net interest spread, the difference between the rate earned on interest-earning assets and the rate paid on interest-bearing liabilities, was 3.63% for the year ended December 31, 2007, compared to 4.06% for the year ended December 31, 2006, and 4.13% for the year ended December 31, 2005. The net interest margin, which is net interest income divided by average interest-earning assets, was 4.20% for the year ended December 31, 2007, 4.62% for the year ended December 31, 2006, and 4.60% for the year ended December 31, 2005.

Average Balances, Income and Expenses and Rates. The following tables set forth, for the periods indicated, information related to our average balance sheet and average yields on assets and average rates paid on liabilities. The yield or rates were derived by dividing income or expense by the average balance of the corresponding assets or liabilities. The average balances are calculated from the daily balances from the periods indicated.

Average Balances, Income and Expenses, and Rates

For the years ended December 31,

	2007			2006			2005		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Federal funds sold, short term investments and trust preferred securities	$ 6,290,203	$ 319,985	5.09%	$ 10,248,774	$ 485,515	4.74%	$ 4,568,208	$ 140,922	3.08%
Investment securities	73,409,038	3,722,477	5.07%	60,213,573	2,909,457	4.83%	42,624,049	1,841,034	4.31%
Loans (1)	458,703,105	41,064,557	8.95%	372,791,961	33,091,838	8.88%	251,305,542	18,938,675	7.54%
Total earning assets	$ 538,402,346	$ 45,107,019	8.38%	$ 443,252,308	$ 36,486,810	8.23%	$ 298,497,799	$ 20,920,631	7.01%
Cash & Due from Banks	6,320,502			5,947,556			5,367,687		
Other Assets	19,474,074			15,399,446			8,022,006		
Total Assets	$ 584,196,922			$ 464,599,310			$ 311,887,492		
Interest-bearing deposits									
IBCA	19,488,521	117,264	0.60%	21,514,975	233,353	1.08%	17,236,509	95,647	0.55%
MMA	106,912,339	4,320,864	4.04%	85,981,147	2,980,274	3.47%	75,683,962	1,838,868	2.43%
Savings	2,829,492	38,711	1.37%	3,265,767	45,840	1.40%	3,586,695	39,133	1.09%
CDs < $100,000	153,730,655	7,982,414	5.19%	122,929,041	5,796,688	4.72%	58,899,483	1,947,919	3.31%
CDs > $100,000	111,858,527	5,886,342	5.26%	92,326,041	4,324,574	4.68%	56,464,039	1,825,888	3.23%
IRA	9,256,635	456,461	4.93%	7,614,029	330,483	4.34%	4,978,161	165,438	3.32%
Total interest-bearing deposits	$ 404,074,169	$ 18,802,056	4.65%	$ 333,631,000	$ 13,711,212	4.11%	$ 216,848,849	$ 5,912,891	2.73%
Other borrowings	69,671,556	3,679,917	5.28%	50,490,882	2,318,026	4.59%	33,244,233	1,276,021	3.84%
Total interest-bearing liabilities	$ 473,745,725	$ 22,481,973	4.75%	$ 384,121,882	$ 16,029,238	4.17%	$ 250,093,082	$ 7,188,912	2.87%
Demand Deposits	36,102,497			33,421,935			31,113,839		
Other Liabilities	5,416,265			4,402,565			1,127,407		
Total Liabilities	$ 515,264,487			$ 421,946,382			$ 282,334,328		
Equity Capital	48,932,435			42,652,928			29,553,164		
Total Liabilities and Equity	$ 564,196,922			$ 464,599,310			$ 311,887,492		
Net interest spread			3.63%			4.06%			4.14%
Net interest income/margin		$ 22,625,046	4.20%		$ 20,457,572	4.62%		$ 13,731,719	4.60%

(1) The effect of loans in nonaccrual status and fees collected is not significant to the computations. All loans and deposits are domestic. Includes mortgage loans held for sale.

Analysis of Changes in Net Interest Income. The following tables set forth the impact of the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented. The change in net interest income from 2006 to 2007 is primarily due to the increases in volume of both loans and deposits and changes in average interest rates.

Analysis of Changes in Net Interest Income

For the years ended December 31,

	2007 versus 2006			2006 versus 2005		
	Volume (1)	Rate (1)	Net Change	Volume (1)	Rate (1)	Net change
Federal funds sold and short term investments and trust preferred securities	$ (201,272)	$ 28,509	$ (172,763)	$ 273,071	$ 76,034	$ 349,105
Investment securities	669,125	155,633	824,758	846,479	212,927	1,059,406
Loans	7,691,038	277,176	7,968,214	10,785,523	3,372,145	14,157,668
Total earning assets	8,158,891	461,318	8,620,209	11,905,073	3,661,106	15,566,179
Interest-bearing deposits	3,277,805	1,813,039	5,090,844	4,799,389	2,998,932	7,798,321
Other borrowings	1,013,086	348,805	1,361,891	791,790	250,215	1,042,005
Total interest-bearing liabilities	4,290,891	2,161,844	6,452,735	5,591,179	3,249,147	8,840,326
Net interest income	$ 3,868,000	$ (1,700,526)	$ 2,167,474	$ 6,313,894	$ 411,959	$ 6,725,853

(1) Volume-rate changes have been allocated to each category proportionately based on the percentage of the total change.

Interest Rate Sensitivity. A significant portion of the Company's assets and liabilities are monetary in nature, and consequently are very sensitive to changes in interest rates. This interest rate risk is the Company's primary market risk exposure, and it can have a significant effect on the net interest income and cash flows. The exposure to market risk is monitored on a regular basis and is managed by the pricing and maturity of assets and liabilities to diminish the potential adverse impact that changes in interest rates could have on the net interest income.

Net interest income is also affected by other significant factors, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities. The Company performs asset/liability modeling to assess the impact of varying interest rates and the impact that balance sheet mix assumptions will have on net interest income. Interest rate sensitivity is managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities that reprice in the same time interval helps to hedge risks and minimize the impact on net interest income in rising or falling interest rates. The Company evaluates interest sensitivity risk and then formulates guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to decrease interest rate sensitivity risk.

The following table summarizes the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2007 that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated in the following tables, the Company determines the amount of assets or liabilities that mature or reprice during a particular period in accordance with the contractual terms of the asset or liability. The Company includes adjustable rate loans in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and includes fixed rate loans in the periods in which the Company anticipates they will be repaid based on scheduled maturities. Savings accounts and interest-bearing demand accounts (interest bearing checking and money market deposit accounts), which are generally subject to immediate withdrawal, are in the "Three Months or Less" category, although historical experience has proven these deposits to be more stable over the course of a year.

Interest Sensitivity Analysis
December 31, 2007

	Within three months	After three but within twelve months	After one but within five years	After five years	Total
Assets					
Earning assets:					
Federal funds sold and short term investments	$ 566,044	$ -	$ -	$ -	$ 566,044
Investments, including FHLB, FRB, & Trust	999,800	376,870	20,917,957	48,072,666	70,367,293
Gross loans (1)	293,600,287	82,389,406	111,940,729	22,403,468	510,333,890
Total earning assets	$ 295,166,131	$ 82,766,276	$ 132,858,686	$ 70,476,134	$ 581,267,227
Liabilities					
Interest-bearing liabilities					
Money market and interest checking	124,198,908	-	-	-	124,198,908
Regular savings deposits	2,988,881	-	-	-	2,988,881
Time deposits	91,596,216	173,445,216	38,727,575	102,613	303,871,620
FHLB advances	-	-	32,500,000	22,500,000	55,000,000
Other borrowings	11,461,859	246,643	1,842,037	4,737,609	18,288,148
Junior subordinated debentures	-	-	-	10,310,000	10,310,000
Total interest-bearing liabilities	$ 230,245,864	$ 173,691,859	$ 73,069,612	$ 37,650,222	$ 514,657,557
Period gap	$ 64,920,267	$ (90,925,583)	$ 59,789,074	$ 32,825,912	$ 66,609,670
Cumulative gap	$ 64,920,267	$ (26,005,316)	$ 33,783,758	$ 66,609,670	
Ratio of cumulative gap to total earning assets	11.16%	(4.47)%	5.81%	11.46%	11.46%

(1) Unearned fees and unamortized loan origination costs totaling $425,755 are excluded from the above analysis. Mortgage loans held for sale are included.

Allowance for Loan Losses

The allowance for loan losses was established through a provision for loan losses charged to expense on the statement of income. The allowance for loan losses represents an amount which management believes will be adequate to absorb probable losses on existing loans that may become uncollectible. Management's judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove to be accurate. The evaluation of the allowance is segregated into general allocations and specific allocations. For general allocations, the portfolio is segregated into risk-similar segments for which historical loss ratios are calculated and adjusted for identified trends or changes in current portfolio characteristics. Historical loss ratios are calculated by product type for consumer loans (installment and revolving), mortgage loans, and commercial loans and may be adjusted for other risk factors. To allow for modeling error, a range of probable loss ratios is then derived for each segment. The resulting percentages are then applied to the dollar amounts of the loans in each segment to arrive at each segment's range of probable loss levels. Certain nonperforming loans are individually assessed for impairment under SFAS No. 114 and assigned specific allocations. Other identified high-risk loans or credit relationships based on internal risk ratings are also individually assessed and assigned specific allocations.

The general allocation also includes a component for probable losses inherent in the portfolio, based on management's analysis that is not fully captured elsewhere in the allowance. This component serves to address the inherent estimation and imprecision risk in the methodology as well as address management's evaluation of various factors or conditions not otherwise directly measured in the evaluation of the general and specific allocations. Such factors include the current general economic and business conditions; geographic, collateral, or other concentrations of credit; system, procedural, policy, or underwriting changes; experience of the lending staff; entry into new markets or new product offerings; and results from internal and external portfolio examinations.

The amount of the allowance is based on the existing circumstances each time it is evaluated. The Company charges recognized losses and adds subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period.

The allocation of the allowance to the respective loan segments is an approximation and not necessarily indicative of future losses or future allocations. The entire allowance is available to absorb losses occurring in the overall loan portfolio. In addition, the allowance is subject to examination and adequacy testing by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions, and other adequacy tests. Such regulatory agencies could require the Company to adjust the allowance based on information available to them at the time of their examination.

At December 31, 2007, the allowance for loan losses was $6.9 million, or 1.36% of outstanding total loans, compared to an allowance for loan losses of $5.9 million, or 1.43% of outstanding total loans, at December 31, 2006. This increase is due to growth in the loan portfolio and needs based on ongoing evaluations of credits.

Provision for Loan Losses

An allowance for loan losses is established through a provision for loan losses on the statement of income. Management reviews the loan portfolio periodically to evaluate outstanding loans, measure the performance of the portfolio, and the adequacy of the allowance for loan losses. The provision for loan losses was $2.0 million for 2007, $2.2 million for 2006, and $2.2 million for 2005. The provision was the result of management's assessment of the adequacy of the reserve for possible loan losses given the size, mix, and quality of the current loan portfolio. Please see the discussion under "Allowance for Loan Losses" for a description of the factors considered in determining the amount of the provision expensed each period.

Nonperforming Assets

The Company discontinues accrual of interest on a loan when collection of interest from the borrower is doubtful. Management takes into account factors such as the borrower's financial condition, economic and business conditions, and the results of its previous collection efforts. Generally, a delinquent loan is placed in nonaccrual status when the loan becomes 90 days or more past due. When a loan is placed on nonaccrual status, all interest which has been accrued but not paid is reversed and it is deducted from earnings. No additional interest is accrued on the loan balance until management concludes the collection of both principal and interest is reasonably certain. At December 31, 2007, there were no loans accruing interest which were 90 days or more past due, and there were no restructured loans.


$ millions
$ thousands
LLR to Total Loans
Loans (left)
Reserves (right)
700
600
500
400
300
200
100
0
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
01
02
03
04
05
06
07

Nonperforming Assets
(Dollars in Thousands)

	For the years ended December 31,				
Nonaccrual loans	2007	2006	2005	2004	2003
Commercial	$ 110	$ –	$ 85	$ –	$ 198
Real estate – construction	1,460	938	193	–	–
Real estate – mortgage	1,321	661	795	70	168
Consumer	12	26	38	7	–
Total	$ 2,903	$ 1,625	$ 1,111	$ 77	$ 366
Accruing loans which are contractually past due 90 days or more					
Commercial	–	–	–	–	–
Real estate – construction	–	–	–	–	–
Real estate – mortgage	–	–	–	–	–
Consumer	–	–	–	1	–
Total	–	$ –	$ –	$ 1	$ –
Total nonperforming loans	$ 2,903	$ 1,625	$ 1,111	$ 78	$ 366
Other real estate owned	15	15	63	–	–
Total nonperforming assets	$ 2,918	$ 1,640	$ 1,174	$ 78	$ 366
Total nonperforming loans to total loans	0.57%	0.40%	0.36%	0.04%	0.27%
Total nonperforming loans to total assets	0.48%	0.31%	0.28%	0.03%	0.22%
Total nonperforming assets to total assets	0.48%	0.32%	0.30%	0.03%	0.22%

There were thirteen nonaccrual loans totaling $2.9 million at December 31, 2007. Two of the nonaccrual loans totaled $1.9 million. The larger of the two nonaccrual loans, at $1.5 million, was a commercial construction loan secured by a first real estate mortgage. The other large nonaccrual loan was a consumer real estate loan secured by a first real estate mortgage. Interest income that would have been received for the years ended December 31, 2007 and 2006 had nonaccrual loans been current in accordance with their original terms amounted to $259,958 and $145,626 respectively. Real estate acquired through foreclosure totaled $15,000 at December 31, 2007, $15,000 at December 31, 2006, and $62,967 at December 31, 2005. The Company did not have any real estate acquired through foreclosure during the periods ended December 31, 2004 and 2003.

Loans that are current as to principal and interest are not included in our nonperforming assets categories. However, management will classify a current loan as a potential problem loan if there is serious doubt about the borrower's future performance under the terms of the loan contract. Management considers the level of potential problem loans in determining the adequacy of the allowance for loan losses. At December 31, 2007, classified loans totaled $10.3 million (substandard $5.2 million and special mention $5.1 million). Substandard assets consist primarily of thirty-seven loans with the largest amount to any one borrower being $1.2 million. The special mention loans consist of seventeen loans with the largest amount to any one borrower being $2.4 million. At December 31, 2006, classified loans totaled $3.0 million (substandard $3.0 million and special mention $11,410). Substandard assets consist primarily of thirty-four loans with the largest amount to any one borrower being $655,310. The special mention loans consist of one loan to one borrower in the amount of $11,410. At December 31, 2005, classified loans totaled $3.3 million, with $3.3 million classified substandard and $423,600 classified special mention. The following table sets forth certain information with respect to the allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2007 to December 31, 2003.

Allowance for Loan Losses
(Dollars in Thousands)
For the years ended December 31,

	2007	2006	2005	2004	2003
Average total loans outstanding	$ 458,703	$ 372,792	$ 251,306	$ 159,321	$ 116,469
Total loans outstanding at period end	$ 509,908	$ 411,215	$ 311,789	$ 191,482	$ 135,612
Total nonperforming loans	$ 2,903	$ 1,625	$ 1,111	$ 77	$ 366
Above includes mortgage loans held for sale					
Beginning balance of allowance	$ 5,888	$ 4,364	$ 2,422	$ 1,760	$ 1,276
Loans charged-off:					
Real Estate	294	307	16	126	62
Commercial	577	384	200	530	184
Consumer	114	101	64	27	2
Total loans charged-off	985	792	280	683	248
Recoveries:					
Real Estate	9	128	-	-	18
Commercial	7	5	28	-	-
Consumer	21	9	10	-	1
Total recoveries	37	142	38	5	19
Net loans charged-off	948	650	242	678	229
Transfer to mortgage recourse reserve	50	-	-	-	-
Provision for loan losses	2,046	2,174	2,184	1,340	713
Balance at period end	$ 6,936	$ 5,888	$ 4,364	$ 2,422	$ 1,760
Net charge-offs to average loans	0.21%	0.17%	0.10%	0.43%	0.20%
Allowance as a percent of total loans	1.36%	1.43%	1.40%	1.26%	1.30%
Nonperforming loans as a percentage of allowance	41.85%	27.59%	25.46%	3.18%	20.80%

The following table sets forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to total loans for the periods indicated. The allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of further losses and does not restrict the use of the allowance to absorb losses in any category.

Allocation of the Allowance for Loan Losses
(Dollars in Thousands)
For the years ended December 31,

	2007		2006		2005		2004		2003	
	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans	Amount	% of Loans
Commercial	$ 1,228	11.8%	$ 947	10.7%	$ 596	13.5%	$ 437	17.3%	$ 413	22.8%
Real Estate Construction	1,175	12.5%	761	10.7%	194	8.3%	200	8.5%	61	6.0%
Real Estate Mortgage	4,335	74.0%	3,832	76.7%	2,023	75.8%	1,041	70.5%	706	66.2%
Consumer	167	1.7%	146	1.9%	102	2.4%	128	3.7%	97	5.0%
Unallocated	31	-	202	-	1,449	-	616	-	483	-
Total allowance for loan losses	$ 6,936	100.00%	$ 5,888	100.00%	$ 4,364	100.0%	$ 2,422	100.0%	$ 1,760	100.0%

Noninterest Income and Expense

Noninterest Income. Noninterest income increased to $7.6 million for the year ended December 31, 2007, up 92.5% from $3.9 million for the year ended December 31, 2006. Noninterest income increased 252.5% from $1.1 million in 2005 to $3.9 million in 2006. The increase in noninterest income is related primarily to the income from our mortgage lending division that we added in June 2006. Prior to 2006, income from mortgage lending represented referral fees on mortgage loans where the Bank was acting as an agent for a third party originator. With the formation of the Company's mortgage lending division during the second quarter of 2006, revenues from mortgage operations increased dramatically. This accounts for the sequential, year over year increases in mortgage production income for each of 2007 and 2006.

Other income increased 130.2% to $1,265,194 in 2007 from $549,366 in 2006, and increased 157.1% from $213,775 in 2005. The increase in 2007 relates to lease income on the Company's new headquarters building in 2007. Gain on sale of fixed assets was $6,324, $583,011, and $142 for 2007, 2006, and 2005, respectively. The increase in 2006 is due to a one-time gain of $581,711 on the sale of the bank's former main office in June 2006. Merchant income increased from $17,806 in 2005 to $164,229 in 2006, and to $665,811 in 2007. The increase in 2006 and 2007 related to the launch of merchant credit card processing and the issuance of credit cards in the bank's name. Prior to this issuance, the bank offered credit cards through a third party.


Noninterest Expense
($ millions)
20.0
16.0
12.0
8.0
4.0
0
2.4
3.4
4.7
5.7
7.5
12.5
18.9
01 02 03 04 05 06 07


Noninterest Income
($ millions)
10.0
8.0
6.0
4.0
2.0
0
.37
.73
1.0
1.0
1.1
4.0
7.6
01 02 03 04 05 06 07

Noninterest Expense. Noninterest expense totaled $18.9 million for the year ended December 31, 2007, up from $12.5 million for 2006 and $7.5 million for the year ended December 31, 2005. As a percentage of total assets, our total noninterest expenses increased from 1.90% in 2005 to 2.41% in 2006 and to 3.12% in 2007. The increase in total noninterest expenses and noninterest expenses as a percentage of total assets relates to 1) the formation of the company's mortgage division during the second quarter of 2006, 2) the launching of merchant credit card processing, and 3) the continued growth of assets as the result of expansion of the company's branch network. 2007 noninterest expenses reflect a full year of operation of the mortgage division, while 2006 results reflect less than a full year of operation. As a result of organic growth through branch expansion, total assets grew by 16.49% during 2007 and 30.9% during 2006.

Salaries and wages and employee benefits, the largest component of noninterest expense, increased by $2.2 million to $9.4 million during 2007, and by $3.1 million to $7.2 million during 2006. The principal reason for the increase in 2007 and 2006 is the start-up of the Company's mortgage division during the second quarter of 2006, coupled with headcount increases related to the growth of the bank, normal compensation adjustments, and higher costs associated with group benefits.

The Company had 152, 119, and 66 full-time equivalent employees at the end of 2007, 2006, and 2005, respectively. The increase during the three year period relates to the start-up of the mortgage lending division during the second quarter of 2006, and, to a lesser extent, the growth in branch and administrative staffing due to the volume increase in core banking functions.

Advertising and public relations expenses were $615,552, $387,056, and $295,509 for 2007, 2006, and 2005, respectively. The increase in advertising and public relations expense during the three year period relates to the start-up of the mortgage lending division, special promotions to attract deposits in all of the Company's markets, and the use of a professional advertising agency commencing in 2006 to develop and promote the Company's brand.

Professional fees were $725,122, $311,627 and $327,130 for 2007, 2006, and 2005, respectively. Professional fees continue to grow due to the growth in size and complexity of the Company, the regulatory fees associated with such growth, and the escalating cost of accounting, auditing, and legal services related to being a public company, including expenses directly related to Sarbanes-Oxley (SOX) compliance. 2007 was the first year management reports on the Company's internal control over financial reporting under SOX and it required additional work to be performed by the external auditors.

Occupancy costs for the year ended December 31, 2007 were $1.7 million, compared to $1.1 million in 2006 and $0.7 million in 2005. The increase during the three year period relates to the addition of facilities associated with the mortgage operations, increases on leases, and the expense associated with the new corporate headquarters. As the Company continues to expand, occupancy costs will continue to increase.

Data processing fees increased in 2007 to $748,446 from $547,747 in 2006 and $455,646 in 2005. Data processing costs are primarily related to the volume of loan and deposit accounts and associated transaction activity. The Company enhanced the security features on internet banking products in addition to upgrading security measures for internal and external systems. In 2007, the Company signed an agreement with its existing data processing outsourcer to change operating systems in 2008 to expand features and functionality in order to attract and retain customers.

The increase in mortgage production related expenses during the three year period relates primarily to credit and collection charges and other operating expenses in the mortgage operation which was established during the second quarter of 2006. The increase in merchant processing expenses relate to the launch of merchant credit card processing commencing in 2006.

Total other operating expenses increased 45% to $2.7 million in 2007 from $1.8 million in 2006. Total other operating expenses increased 75% to $1.8 million in 2006 from $1.1 million in 2005. The increase during the three year period relates to the continued growth of assets as the result of expansion of the company's balance sheet. The following table presents a comparison of other operating expenses by expense category:

	For the years ended December 31,		
	2007	2006	2005
Telephone	$ 144,924	$ 84,081	$ 57,138
Postage	99,733	73,884	59,651
Armored car	91,508	86,482	78,143
Credit and collection-bank	146,073	187,741	66,973
Dues and subscriptions	136,788	117,976	83,733
Travel	259,456	189,603	114,310
Entertainment	362,261	106,137	50,940
FDIC insurance	166,240	41,037	30,565
Other insurance	70,542	44,898	34,916
Debit/ATM	96,721	77,871	66,249
Credit card processing fees	49,794	63,043	-
Federal Reserve charges	43,870	38,209	33,240
Software maintenance	127,579	61,610	32,607
Director Supplemental Retirement Plan	118,972	137,289	78,013
NASDAQ	65,940	24,500	14,292
Furniture and equipment	297,781	427,015	163,951
Other operating expenses	402,761	86,602	88,292
Total	$ 2,680,943	$ 1,847,978	$ 1,053,013

Income Taxes. Total income tax expense included in the Consolidated Statements of Income was $3.5 million in 2007, $1.8 million in 2006, and $0.8 million in 2005. The Company's effective tax rates were 36% for 2007, 36% for 2006, and 34% for 2005.

Financial Condition

General. Total assets were $606.0 million at December 31, 2007, an increase of 16.5% from $520.2 million at December 31, 2006. Total assets consisted primarily of $503.0 million in net loans, including loans HFS, and $65.6 million in investments. Liabilities at December 31, 2007, totaled $553.4 million, consisting primarily of $464.2 million in deposits and $55.0 million in Federal Home Loan Bank (FHLB) advances. Total deposits increased to $464.2 million at December 31, 2007, up 11.5% from $416.4 million at December 31, 2006. Shareholders' equity increased $7.1 million to $52.6 million at December 31, 2007, as compared to $45.5 million at December 31, 2006.

Investment Securities. Investment securities averaged $69.3 million and $60.2 million for the years ended December 31, 2007 and 2006, respectively, representing 12.9% of average earning assets in 2007 and 13.6% in 2006. At December 31, 2007, the total portfolio had a book value of $66.1 million, and a market value of $65.7 million, for an unrealized net loss of $442 thousand. This compares to a market value of $68.5 million at December 31, 2006, and $44.0 million at December 31, 2005.

Investment Securities

	For the years ended December 31,		
	2007	2006	2005
Government Sponsored Enterprises	$ 64,055,391	$ 67,578,399	$ 43,873,698
Federal Agencies	65,022	80,132	102,178
Other	1,557,580	816,000	-
Total investment securities	65,677,993	68,474,531	43,975,876
Other	4,379,300	3,459,600	2,545,400
Total investments	$ 70,057,293	$ 71,934,131	$ 46,521,276

At December 31, 2007, Federal Funds sold and short term investments totaled $566,044 compared with $14.0 million at December 31, 2006. The funds are generally invested in maturities of six months or less in federal funds or other financial institutions.

Contractual maturities and yields on the investment securities (all available for sale) at December 31, 2007 are set forth on the following tables based on market values. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Investment securities are generally invested in government sponsored enterprises and mortgage backed securities with an average life of six years or less.

Investment Securities Maturity Distribution and Yields

December 31, 2007

	Less than one year		After one year through five years		After five years through ten years		After ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Government Sponsored Enterprises	$ 1,376,670	4.55%	$ 20,917,957	4.56%	$ 15,152,189	5.26%	$ 26,608,575	4.95%
Federal Agencies	-	-	-	-	-	-	65,022	4.92%
Other	-	-	-	-	-	-	5,936,880	6.09%
Total	$ 1,376,670	4.55%	$ 20,917,957	4.56%	$ 15,152,189	5.26%	$ 32,610,477	5.16%

Loans. Loans are the largest component of earning assets and typically provide higher yields than other types of earning assets. During 2007, loans represented 85.2% of average earning assets, representing a small increase from the 84.1% that they represented during 2006. At December 31, 2007, net loans, which are gross loans less the allowance for loan losses and deferred loan fees plus mortgage loans held for sale (HFS), totaled $503.0 million, an increase of $97.6 million, or 24.1%, from December 31, 2006. Average gross loans, including HFS loans, increased 23.0% from $372.8 million with a yield of 8.88% in 2006 to $458.7 million with a yield of 8.95% in 2007. Average gross loans increased from $251.3 million with a yield of 7.54% in 2005. The increase in yield on loans was due to the increasing interest rate environment in 2005 and 2006. Variable rate loans make up approximately 53% of our loan portfolio compared to 47% in fixed rates. The interest rates charged on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates.

Mortgage loans constitute the principal component of our loan portfolio. Mortgage loans represented 74.0%, 76.7%, and 75.8% of the portfolio at year end 2007, 2006, and 2005, respectively. In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. The collateral is taken to enhance the likelihood of the ultimate repayment of the loan and tends to increase the size of our real estate loan portfolio component. Generally, the Company limits the loan-to-value ratio to 80%. The Company attempts to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentrations of collateral.

The following table shows the composition of the loan portfolio, including loans HFS, by category at December 31, for the years indicated.

Composition of Loan Portfolio
(Dollars in Thousands)
For the years ended December 31,

	2007		2006		2005		2004		2003	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial	$ 60,376	11.8%	$ 43,975	10.7%	$ 42,183	13.5%	$ 33,031	17.2%	$ 30,941	22.8%
Real estate – construction	63,988	12.5%	44,033	10.7%	25,846	8.3%	16,255	8.5%	8,157	6.0%
Real estate – mortgage (1)	377,465	74.0%	315,689	76.7%	236,539	75.8%	134,978	70.4%	89,723	66.0%
Consumer	8,505	1.7%	7,784	1.9%	7,488	2.4%	7,554	3.9%	7,066	5.2%
Loans, gross	$ 510,334	100.0%	$ 411,481	100.0%	$ 312,056	100.0%	$ 191,818	100.0%	$ 135,887	100.0%
Deferred loan fees	(425)		(266)		(268)		(336)		(275)	
Allowance for loan losses	(6,936)		(5,888)		(4,364)		(2,422)		(1,760)	
Loans, net	$ 502,973		$ 405,327		$ 307,424		$ 189,060		$ 133,852	

(1) Includes mortgage loans held for sale.

The following tables set forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of the loan portfolio as of December 31, 2006. The information in this table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected above because borrowers may have the right to prepay obligations with or without prepayment penalties.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates
(Includes mortgage loans held for sale)
December 31, 2007

	One year or less	After one but within five years	After five years	Total
Commercial	$ 24,238,209	$ 21,511,922	$ 14,625,974	$ 60,376,105
Real estate mortgage	166,717,355	166,330,404	41,786,409	374,834,168
Real estate construction	34,224,738	29,763,435	–	63,988,173
Consumer	3,977,385	4,328,451	177,949	8,483,785
Total from maturity schedules	229,157,687	221,934,212	56,590,332	507,682,231
Loans in process	2,651,659	–	–	2,651,659
Total	$ 231,809,346	$ 221,934,212	$ 56,590,332	$ 510,333,890

Loans maturing after one year with fixed interest rates totaled $132,670,919, and variable interest rates totaled $1,673,278 as of December 31, 2007.

Funding Sources

Deposits and Other Interest-Bearing Liabilities. Average total deposits were $440.2 million in 2007, up 20.0% from $367.0 million in 2006. Average interest-bearing deposits were $404.1 million in 2007, up 53.9% from $333.6 million in 2006. These increases were primarily a result of the continued expansion of the Company. Deposit growth was attributable to internal growth and the generation of new deposit accounts due primarily to special promotions and increased advertising. Interest bearing checking accounts increased primarily due to a change mandated in 2005 by the South Carolina Bar Association requiring that all lawyer trust accounts be interest bearing. This created a shift from demand deposit accounts to interest bearing checking accounts.

Core deposits, which exclude certificates of deposit of $100,000 or more and brokered deposits, provide a relatively stable funding source for the loan portfolio and other earning assets. Core deposits were $275.2 million at December 31, 2007, a slight decrease of 3.2% compared to $284.4 million at December 31, 2006. A stable base of deposits continues to be the Company's primary source of funding to meet both short-term and long-term liquidity needs. Core deposits as a percentage of total deposits were approximately 59.2% at December 31, 2007 and 68.3% at December 31, 2006. The loan-to-deposit ratio was 108.4% at December 31, 2007 versus 97.4% at December 31, 2006. The average loan-to-deposit ratio was 104.2% during 2007 and 101.6% during 2006.

The following table sets forth deposits by category as of December 31, of each respective year.

Deposits by Category
For the years ended December 31,

	2007		2006		2005		2004		2003	
	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits
Noninterest bearing demand..........	$ 33,138,938	7.1%	$ 37,194,469	8.9%	$ 31,152,603	10.0%	$ 32,540,139	16.0%	$ 23,454,124	17.0%
Interest bearing demand......................	20,377,754	4.4%	21,336,836	5.1%	22,235,452	7.2%	7,770,363	3.8%	5,024,410	3.6%
Money market accounts......................	103,821,154	22.4%	103,056,865	24.8%	70,090,021	22.5%	65,912,428	32.4%	22,074,665	16.0%
Savings accounts........	2,988,881	0.6%	3,303,763	0.8%	3,639,178	1.2%	3,003,904	1.5%	2,777,278	2.0%
Time deposits < $100,000....................	161,038,254	34.7%	154,191,755	37.0%	100,390,284	32.3%	46,751,575	23.1%	48,988,982	35.5%
Time deposits > $100,000....................	142,833,366	30.8%	97,273,441	23.4%	83,386,672	26.8%	47,190,549	23.2%	35,780,108	25.9%
Total deposits.............	$ 464,198,345	100.0%	$ 416,357,129	100.0%	$ 310,894,210	100.0%	$ 203,168,958	100.0%	$ 138,099,567	100.0%

The following table sets forth deposits by category with the average balance and the average rate paid for each category. All deposits are domestic.

Average Balances and Rates
(Dollars in thousands)
For the years ended December 31,

	2007		2006		2005		2004		2003	
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest bearing demand..................................	$ 36,102	–%	$ 33,422	–%	$ 31,114	–%	$ 27,060	–%	$ 19,261	–%
Interest bearing demand..........	19,487	0.60%	21,515	1.08%	17,236	0.55%	6,182	0.35%	4,869	0.45%
Money market accounts...........	106,912	4.04%	85,981	3.47%	75,684	2.43%	38,956	1.76%	22,440	1.40%
Savings accounts....................	2,829	1.37%	3,266	1.40%	3,587	1.09%	3,169	0.80%	3,074	0.82%
Time deposits..........................	274,847	5.21%	222,869	4.69%	120,342	3.27%	91,396	2.36%	72,088	2.62%
Total................................	$440,177		$367,053		$247,963		$166,763		$121,732	

As of December 31, 2007, time deposits greater than $100,000 that matured within three months were $56.5 million, those over 3 months through 12 months were $76.6 million and time deposits greater than $100,000 that had a maturity greater than 12 months were $9.7 million.

Due to the seasonal nature of our market areas, deposit growth is strong during the summer months and loan demand usually reaches its peak during the winter months. Thus, the Company historically has a more favorable liquidity position during the summer months. To meet loan demand and liquidity needs during the winter months, the Company typically offers rate specials on deposits. Deposit growth during the summer months is invested in temporary investments and short-term securities. Additionally, the Company has access to other funding sources including federal funds purchased from correspondent banks, a line of credit with the Federal Home Loan Bank (FHLB), and a seasonal line of credit with the Federal Reserve Discount Window.

Borrowings. Total borrowings outstanding at December 31, 2007 were $83.5 million, at December 31, 2006 were $55.0 million, and at December 31, 2005 were $45.8 million. Short-term borrowings were $11.3 million at December 31, 2007 and $0.0 at each of December 31, 2006 and 2005. During 2007, average short-term borrowings were $3.6 million compared to $5.5 million in 2006 and $0.0 million in 2005. The maximum outstanding short-term borrowings during any month-end period for 2007, 2006, and 2005 were $13.5 million, $8.9 million and $3.7 million, respectively. Long-term borrowings aggregated $72.2 million, $55.0 million, and $45.8 million at December 31, 2007, 2006, and 2005, respectively. Average long-term borrowings were $66.0 million, $49.4 million, and $33.2 million for 2007, 2006, and 2005, respectively. At December 31, 2007, the borrowings included $55.0 million of advances from the FHLB, $10.3 million of junior subordinated debentures, and $7.0 million of indebtedness on the main office building. At December 31, 2006, there was $37.5 million of FHLB advances, $10.3 million of junior subordinated debentures, and $7.2 million of indebtedness on our main office building. At December 31, 2005, there was $34.0 million of FHLB advances, $10.3 million of junior subordinated debentures, and $1.5 million of indebtedness on our main office building. Funds were obtained from the FHLB to fund loan growth. For more information on borrowings, refer to Notes 8 and 9 of the Notes to the Consolidated Financial Statements.

Junior Subordinated Debt

The average and period end balances of the junior subordinated debt totaled $10.3 million in both 2007 and 2006. The maximum amount outstanding during any month-end period at December 31, 2007 was $10.3 million with an average rate of 7.78%. At December 31, 2006, the maximum outstanding during any month-end period was $10.3 million with an average rate of 7.49%.

The trust preferred securities accrue and pay distributions annually at a rate per annum equal to the three month LIBOR plus 270 and 190 basis points, respectively, which was 7.85% and 7.59% at December 31, 2007. The distribution rate payable on these securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the trust preferred securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity dates of May 27, 2034 and March 30, 2035, respectively. The Company has no current intention to exercise its right to defer payments of interest on the trust preferred securities. The Company has the right to redeem the trust preferred securities, in whole or in part, on or after May 27, 2009 and March 30, 2010, respectively. The trust preferred securities can be redeemed prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

Debt issuance costs, net of accumulated amortization, from the junior subordinated debentures totaled $33,943 at December 31, 2007, $41,067 at December 31, 2006, and $45,740 at December 31, 2005. These costs are included in other assets on the Consolidated Balance Sheets. Amortization of debt issuance costs from trust preferred debt totaled $5,005 during 2007, $4,588 during 2006, and $3,962 during 2005, and is reported in noninterest expenses on the Consolidated Statements of Income.

Capital Standards and Regulatory Matters

The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the capital adequacy guidelines, regulatory capital is classified into two tiers. These guidelines require an institution to maintain a certain level of Tier 1 and Tier 2 capital to risk-weighted assets. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available for sale, minus certain intangible assets. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100% based on the risks believed to be inherent in the type of asset. Tier 2 capital consists of Tier 1 capital plus the general reserve for loan losses, subject to certain limitations. The Company is also required to maintain capital at a minimum level based on total average assets, which is known as the Tier 1 leverage ratio. The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. To be considered "well-capitalized," total risk-based capital must be at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.


Capital
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0%
4.00%
11.2%
4.00%
12.7%
8.00%
14.0%
Leverage Ratio
Tier 1 Capital
Total Capital
Required
Beach First

On June 14, 2005, the Company closed the sale of 1,150,000 shares of our common stock at $18.75 per share in underwritten offering managed by Sandler O'Neill & Partners, L.P. The Company received net proceeds from the offering of approximately $20 million after deducting underwriting discounts and expenses. The net proceeds were used for general corporate purposes, which included, among other things, providing additional capital to the Bank to support its growth.

At December 31, 2007, total shareholders' equity was $52.6 million ($53.0 million at the Bank level). At December 31, 2007, the Company's Tier 1 capital ratio was 12.7% (10.9% at the Bank), the total risk-based capital ratio was 14.0% (12.2% at the Bank), and the Tier 1 leverage ratio was 11.2% (9.2% at the Bank). The Bank was considered "well-capitalized" and the Company met or exceeded its applicable regulatory capital requirements.

Liquidity Management

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities. Liquidity management involves monitoring sources and uses of funds in order to meet day-to-day cash flow requirements while maximizing profits. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

The Company's primary sources of liquidity are deposits, scheduled repayments on its loans, unused borrowing lines, and interest on and maturities of our investments. The Company meets future cash needs through the liquidation of temporary investments and the generation of deposits. All securities have been classified as available for sale. Occasionally, the Company may sell investment securities in connection with the management of its interest sensitivity gap or to manage its liquidity. The Company has the ability, on a short-term basis, to purchase federal funds from other financial institutions. Arrangements are in place for $18.8 million in short-term unsecured advances, $13.0 million secured advances, and a line of credit with the FHLB to borrow up to 80% of our 1 to 4 family loans, resulting in an availability of funds of $7.7 million at December 31, 2007. The FHLB has approved borrowings up to 15% of the Bank's total assets less advances outstanding. The borrowings are available by pledging additional collateral and purchasing FHLB stock. At December 31, 2007, FHLB borrowings totaled $55.0 million. The Company believes the liquidity needs for the next twelve months can be met by the existing stable base of core deposits, the bond portfolio, loan maturities, borrowings from the FHLB, and short-term credit lines.

Interest Rate Sensitivity

A significant portion of the Company's assets and liabilities are monetary in nature, and consequently are very sensitive to changes in interest rates. This interest rate risk is the Company's primary market risk exposure, and it can have a significant effect on the net interest income and cash flows. The Company reviews exposure to market risk on a regular basis, and manages the pricing and maturity of assets and liabilities to diminish the potential adverse impact that changes in interest rates could have on net interest income.

The Company actively monitors and manages interest rate risk exposure principally by measuring the interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and it is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. An asset sensitive position, or a positive, interest rate gap, would generally benefit from increasing market interest rates. A liability-sensitive, or a negative, interest rate gap would generally benefit from decreasing market interest rates. When measured on a "gap" basis, the Company is asset-sensitive in the one-three month and liability-sensitive over the cumulative one-year time frame as of December 31, 2007. However, the gap analysis is not a precise indicator of the Company's interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but we believe those rates are significantly less interest-sensitive than market-based rates such as those paid on non-core deposits.

Net interest income is also affected by other factors, including how quickly interest rates change and changes in the volume and mix of interest-earning assets and interest-bearing liabilities. The Company performs asset/liability modeling to assess the impact of varying interest rates and the impact that balance sheet mix assumptions will have on net interest income. The Company attempts to manage interest rate sensitivity by matching maturities of assets and liabilities, repricing assets or liabilities, selling securities available-for-sale, or adjusting the interest rate paid or received during the life of an asset or liability. Actively managing the amount of assets and liabilities that reprice in the same time interval helps to minimize the impact on net interest income in a rising or falling interest rates environment. The Company evaluates its interest sensitivity risk and formulates guidelines regarding asset generation, liquidity, funding sources, and off-balance sheet commitments in order to decrease interest rate sensitivity risk.

Off-Balance Sheet Risk

The Bank makes contractual commitments to extend credit in the ordinary course of its business activities. These commitments are legally binding agreements to lend money to customers at predetermined interest rates for a specified period of time. Each customer's credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon the extension of credit, is based on the credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. The Bank manages the credit risk on commitments by subjecting them to normal underwriting and risk management processes.

At December 31, 2007, the Bank had issued commitments to extend credit of $48.3 million through various types of lending arrangements. The commitments expire over the next 18 months. Past experience indicates that many of these commitments to extend credit will expire unused. The Company believes adequate sources of liquidity are available to fund commitments that are drawn upon by the borrowers.

In addition to commitments to extend credit, the Bank also issue standby letters of credit which are assurances to a third party that they will not suffer a loss if the customer fails to meet its contractual obligation to the third party. Standby letters of credit totaled $13.2 million at December 31, 2007. Past experience indicates that many of these standby letters of credit will expire unused. The Company believes adequate sources of liquidity are available to fund these obligations, if necessary.

Except as disclosed in this report, The Company is not involved in off-balance sheet contractual relationships, unconsolidated related entities with off-balance sheet arrangements, or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Impact of Inflation

The effect of relative purchasing power over time due to inflation has not been taken into account in the consolidated financial statements. Rather, the financial statements have been prepared on an historical cost basis in accordance with generally accepted accounting principles.

The Company's and the Bank's assets and liabilities, unlike most companies, are primarily monetary in nature. Therefore, interest rates have a more significant impact on its performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move with the same magnitude as the prices of goods and services. As discussed previously, the Company seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

Report on Management's Assessment of Internal Control Over Financial Reporting

Beach First National Bancshares, Inc. is responsible for the preparation, integrity, and fair presentation of the financial statements included in this annual report. The financial statements and notes have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

As management of Beach First National Bancshares, Inc., we are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the system of internal control over financial reporting as of December 31, 2007, in relation to criteria for effective internal control over financial reporting as described in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2007, its system of internal control over financial reporting is effective and meets the criteria of the "Internal Control—Integrated Framework." Elliott Davis LLC, independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting.

Walter E. Standish, III	Gary S. Austin
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

Myrtle Beach, South Carolina
March 11, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors
Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina

We have audited Beach First National Bancshares, Inc. (the Company) and Subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in "Internal Control—Integrated Framework", issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Beach First National Bancshares, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in "Internal Control—Integrated Framework", issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Beach First National Bancshares, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 11, 2008 expressed an unqualified opinion.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 11, 2008

Report of Independent Registered Public Accounting Firm

Board of Directors
Beach First National Bancshares, Inc.
Myrtle Beach, South Carolina

We have audited the consolidated balance sheets of Beach First National Bancshares, Inc. (the Company) and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Beach First National Bancshares, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Beach First National Bancshares, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in "Internal Control—Integrated Framework", issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 11, 2008 expressed an unqualified opinion on the effectiveness of Beach First National Bancshares, Inc. and Subsidiaries' internal control over financial reporting.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 11, 2008

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
Assets		
Cash and due from banks	$ 4,992,634	$ 5,198,945
Federal funds sold and short term investments	566,044	14,010,667
Investment securities	65,677,993	68,474,531
Loans, net	496,496,900	392,848,582
Mortgage loans held for sale	6,475,619	12,478,222
Federal Reserve Bank stock	984,000	984,000
Federal Home Loan Bank stock	3,395,300	2,475,600
Property and equipment, net	15,746,143	14,344,330
Cash value of life insurance	3,554,807	3,424,586
Investment in BFNB Trusts	310,000	310,000
Other assets	7,788,978	5,651,876
Total assets	$ 605,988,418	$ 520,201,339
Liabilities and shareholders' equity		
Liabilities		
Deposits		
Noninterest bearing	$ 33,138,936	$ 37,194,469
Interest bearing	431,059,409	379,162,660
Total deposits	464,198,345	416,357,129
Advances from Federal Home Loan Bank	55,000,000	37,500,000
Federal funds purchased and other borrowings	18,288,148	7,209,820
Junior subordinated debentures	10,310,000	10,310,000
Other liabilities	5,613,875	3,364,811
Total liabilities	553,410,368	474,741,760
Commitments and contingencies		
Shareholders' equity		
Common stock, $1 par value, 10,000,000 shares authorized, 4,845,018 shares issued and outstanding at December 31, 2007 and 4,768,413 at December 31, 2006	4,845,018	4,768,413
Paid-in capital	29,494,912	28,657,576
Retained earnings	18,583,425	12,706,795
Accumulated other comprehensive loss	(345,305)	(673,205)
Total shareholders' equity	52,578,050	45,459,579
Total liabilities and shareholders' equity	$ 605,988,418	$ 520,201,339

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income

	For the years ended December 31,		
	2007	2006	2005
Interest income			
Loans and fees on loans	$ 41,064,557	$ 33,091,838	$ 18,938,675
Investment securities	3,698,507	2,886,528	1,825,174
Federal funds sold and short term investments	319,985	485,515	140,922
Other	23,970	22,929	15,860
Total interest income	45,107,019	36,486,810	20,920,631
Interest expense			
Deposits	18,802,056	13,711,212	5,912,891
Advances from FHLB, federal funds purchased and other borrowings	2,877,462	1,546,286	747,209
Junior subordinated debentures	802,455	771,740	528,812
Total interest expense	22,481,973	16,029,238	7,188,912
Net interest income	22,625,046	20,457,572	13,731,719
Provision for loan losses	2,045,600	2,174,400	2,184,000
Net interest income after provision for loan losses	20,579,446	18,283,172	11,547,719
Noninterest income			
Service fees on deposit accounts	568,760	514,285	549,689
Mortgage production related income	4,911,705	2,039,829	249,757
Merchant income	665,811	164,229	17,806
Gain (loss) on sale of investment securities	7,904	(57,276)	(3,935)
Income from cash value life insurance	152,086	143,717	89,809
Gain on sale of fixed assets	6,324	583,011	142
Other income	1,265,194	549,566	213,755
Total noninterest income	7,577,784	3,937,361	1,117,023
Noninterest expenses			
Salaries and wages	7,760,272	6,018,633	3,371,922
Employee benefits	1,646,093	1,138,653	675,496
Supplies and printing	199,977	126,705	101,889
Advertising and public relations	615,552	387,056	295,509
Professional fees	725,122	311,627	327,130
Depreciation and amortization	1,060,255	518,551	539,406
Occupancy	1,719,491	1,065,091	724,313
Data processing fees	748,446	547,747	455,646
Mortgage production related expense	1,153,246	392,762	-
Merchant processing	623,947	167,866	-
Other operating expenses	2,680,943	1,847,978	1,053,013
Total noninterest expenses	18,933,344	12,522,669	7,544,324
Income before income taxes	9,223,886	9,697,864	5,120,418
Income tax expense	3,347,256	3,502,136	1,760,775
Net income	$ 5,876,630	$ 6,195,728	$ 3,359,643
Basic net income per common share	$ 1.22	$ 1.30	$ 0.85
Diluted net income per common share	$ 1.18	$ 1.27	$ 0.83
Weighted average common shares outstanding:			
Basic	4,817,911	4,764,072	3,975,864
Diluted	4,977,067	4,874,562	4,059,865

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss)

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, December 31, 2004	2,013,508	$ 2,013,508	$ 11,335,982	$ 3,153,939	$ (170,467)	$ 16,332,962
Net income	—	—	—	3,359,643	—	3,359,643
Other comprehensive, income, net of taxes:						
Unrealized loss on investment securities	—		—	—	(548,100)	(548,100)
Plus reclassification adjustments for losses included in net income	—	—	—	—	2,597	2,597
Comprehensive income	—	—	—	—	—	2,814,140
Exercise of stock options	6,450	6,450	37,863	—	—	44,313
Issuance of common stock	1,150,000	1,150,000	18,783,998	—	—	19,933,998
Balance, December 31, 2005	3,169,958	3,169,958	30,157,843	6,513,582	(715,970)	39,125,413
Net income	—	—	—	6,195,728	—	6,195,728
Other comprehensive, income, net of taxes:						
Unrealized gain on investment securities	—	—	—	—	6,108	6,108
Plus reclassification adjustments for losses included in net income	—	—	—	—	36,657	36,657
Comprehensive income	—	—	—	—	—	6,238,493
Exercise of stock options	13,575	13,575	84,613	—	—	98,188
Issuance of common stock 3-for-2 stock split	1,584,880	1,584,880	(1,584,880)	(2,515)	—	(2,515)
Balance, December 31, 2006	4,768,413	4,768,413	28,657,576	12,706,795	(673,205)	45,459,579
Net income	—	—	—	5,876,630	—	5,876,630
Other comprehensive, income, net of taxes:						
Unrealized gain on investment securities	—	—	—	—	386,592	386,592
Plus reclassification adjustments for gains included in net income	—	—	—	—	(5,375)	(5,375)
Unrealized loss on interest rate swap	—	—	—	—	(53,317)	(53,317)
Comprehensive income						6,204,530
Stock-based compensation expense	—	—	7,643	—	—	7,643
Exercise of stock options	76,605	76,605	829,693	—	—	906,298
Balance, December 31, 2007	4,845,018	$ 4,845,018	$ 29,494,912	$ 18,583,425	$ (345,305)	$ 52,578,050

The accompanying notes are an integral part of these consolidated financial statements.

Beach First National Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the years ended December 31,		
	2007	2006	2005
Operating activities			
Net income	$ 5,876,630	$ 6,195,728	$ 3,359,643
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,060,255	518,551	539,406
Proceeds from sale of mortgages held for sale	231,970,200	93,107,365	-
Disbursements for mortgages held for sale	(225,967,597)	(105,251,847)	-
Discount accretion and premium amortization	(153,431)	(79,569)	(45,404)
Deferred income taxes	(673,024)	(634,250)	23,781
Provision for loan loss	2,045,600	2,124,400	2,184,000
Recourse reserve provision	205,000	50,000	-
Gain on sale of property and equipment	(6,324)	(583,011)	-
Loss (gain) on sale of investment securities	(7,904)	57,276	3,935
Investment in Beach First National Trusts	-	-	(310,000)
Stock based compensation expense	7,643	-	-
Increase in other assets	(1,713,779)	(1,672,997)	(917,049)
Increase in other liabilities	1,994,064	1,809,209	621,177
(Gain) loss on sale of other real estate owned	(99,267)	6,031	-
Net cash provided by (used in) operating activities	14,538,066	(4,353,114)	5,459,489
Investing Activities			
Proceeds from paydowns of investment securities	4,988,852	4,180,510	-
Proceeds from sale of investment securities	8,623,625	4,473,361	6,148,824
Purchase of investment securities	(10,077,003)	(33,065,437)	(14,707,381)
Purchase of FHLB stock	(919,700)	(464,200)	(941,200)
Purchase of Federal Reserve stock	-	(450,000)	(225,000)
Decrease (increase) in Federal funds sold and short-term investments	13,444,623	11,510,404	(25,058,002)
Increase in loans, net	(107,223,880)	(88,352,287)	(120,548,509)
Purchase of life insurance contracts	(130,221)	(123,169)	-
Purchase of property and equipment	(2,462,068)	(9,107,363)	(2,540,328)
Proceeds from sale of property and equipment	6,324	1,500,000	10,227
Proceeds from sale of other real estate owned	1,679,229	400,969	-
Net cash used by investing activities	(92,070,219)	(109,497,212)	(157,861,369)
Financing activities			
Repayment of advances from Federal Home Loan Bank	(5,000,000)	(6,500,000)	(15,000,000)
Advances from Federal Home Loan Bank	22,500,000	10,000,000	32,500,000
Increase (decrease) in Federal funds purchased	11,382,100	-	-
Net increase in deposits	47,841,216	105,462,919	107,725,252
Advances from junior subordinated debentures	-	-	5,155,000
Proceeds from exercise of stock options	520,733	98,188	44,313
Cash paid in lieu of fractional shares	-	(2,515)	-
Proceeds from stock issuance, net	-	-	19,933,998
Tax benefit of stock options	385,565	-	-
Proceeds from other borrowings	-	5,730,991	1,504,009
Repayments of other borrowings	(303,772)	(25,180)	-
Net cash provided by financing activities	77,325,842	114,764,403	151,862,572
Net (decrease) increase in cash	(206,311)	914,077	(539,308)
Cash and cash equivalents at beginning of year	5,198,945	4,284,868	4,824,176
Cash and cash equivalents at end of year	$ 4,992,634	$ 5,198,945	$ 4,284,868
Cash paid for			
Interest	$ 22,042,809	$ 15,639,904	$ 6,709,409
Income taxes	$ 3,851,653	$ 4,388,302	$ 1,281,882

The accompanying notes are an integral part of these consolidated financial statements.

Notes

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Beach First National Bancshares, Inc. (the "Company") is organized under the laws of the State of South Carolina for the purpose of operating as a bank holding company for Beach First National Bank (the "Bank"), Beach First National Trust (the "Trust"), Beach First National Trust II (the "Trust II"), and BFNM, LLC (the "LLC"). The Bank provides full commercial banking services to customers and is subject to regulation by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation. The Company is subject to regulation by the Federal Reserve Board. The Trust and Trust II are special purpose subsidiaries organized for the sole purpose of issuing trust preferred securities.

In 2005, the Company formed a limited liability company with Nelson Mullins Riley & Scarborough, LLP (NMRS) known as BFNM, LLC. The purpose of the LLC was to construct and own an office building in Myrtle Beach, South Carolina. The building was completed in 2006. The Company owns two-thirds of the LLC and NMRS owns one-third.

Basis of presentation — The consolidated financial statements include the accounts of the Company, the Bank, and the LLC. All significant intercompany accounts and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to general practices in the banking industry. In accordance with current accounting guidance, the Trust and Trust II have not been consolidated in these financial statements. The Company uses the accrual basis of accounting.

Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of credit risk — Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans, investment securities, federal funds sold and amounts due from banks.

The Company originates consumer, commercial business, commercial real estate, residential mortgage loans and land acquisition and land development loans for personal and business purposes. These loans are primarily originated in the markets we serve. These markets are centered in the Myrtle Beach area and Hilton Head, South Carolina but include the geographical area from Little River, South Carolina to Pawleys Island, South Carolina and Hilton Head and Bluffton in Beaufort County, South Carolina. The mortgage division originates mortgages in several states and these loans are sold to investors.

The Company's loan portfolio is not centered in loans to any single borrower or a relatively small number of borrowers, but it does have a geographic concentration in real estate. Additionally, management is not aware of any concentrations of loans to groups of borrowers or industries that would be similarly affected by economic conditions except for loans for the acquisition of land and loans for the development of land and for commercial real estate loans. The acquisition of land and loans for the development of land concentration totaled $169.4 million at December 31, 2007, representing 322.2% of total capital and 33.7% of net loans. At December 31, 2006, the concentration totaled $120.1 million representing 264.2% of total capital and 29.6% of net loans. This concentration increased as a percentage of capital and loans in 2007, as compared to 2006. Investment in second homes, relocation of retirees to our markets and the steady growth of population to support the service industries (i.e., heating and cooling, plumbing, janitorial services, pest control, medical, etc.) have contributed to this concentration.

The commercial real estate loan concentration totaled $149.5 million at December 31, 2007, representing 284.4% of total capital and 29.7% of net loans. At December 31, 2006, the concentration totaled $116.7 million, representing 256.7% of total capital and 28.8% of net loans. This concentration increased as a percentage of capital and loans in 2007, as compared to 2006. There is a diversified portfolio mix of these loans. The loans are primarily centered in small business owner occupied buildings, retail shops, office buildings, medical offices, warehouses, service businesses, churches, restaurants, convenience stores and tourist related businesses.

These loans could be negatively impacted by changes in economic conditions, declining market values, slower absorption of the projects and interest rate increases. The Company has not experienced any significant losses in these areas. Management continues to implement procedures to monitor these concentrations and has considered these concentration's in its allowance for loan loss analysis.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices. These loans include those that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc), and loans with high loan-to-value ratios. Management tries to use its best judgment when evaluating risk and the effect and impact these factors may have on the banks loan portfolio. These factors may include national and local economic conditions, concentrations of credit types of loans that carry a higher degree of risk, terms of loans both long-term and interest-only repayment schedules, supervisory loan-to-value limits, unsecured loan concentrations, nature and mix of the loan portfolio, vacancy rates, collateral types, insurance volatility, real estate markets, entry into new products and other factors that may be assigned from time to time.

Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States and its agencies or its corporations. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to financial institutions. Management believes credit risk associated with correspondent accounts is not significant.

Cash and cash equivalents — For purposes of the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks". Cash and cash equivalents have an original maturity of three months or less.

Investment securities — The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Gains or losses on the disposition of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Interest income is recognized when earned. SFAS 115 requires investments in equity and debt securities to be classified into three categories:

1. Available for sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders' equity (accumulated other comprehensive income).

2. Held to maturity: These are investment securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company currently has no held to maturity securities.

3. Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the statement of income. The Company has no trading securities.

Other investments — The Bank, as a member institution, is required to own certain stock investments in the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank. The stock is generally pledged against any borrowings from these institutions. No ready market exists for the stocks and they have no quoted market value. However, redemption of these stocks has historically been at par value. Dividends are recognized when earned. These non-marketable equity securities have not been evaluated for impairment.

Loans, interest and fee income on loans — Loans are stated at the principal balance outstanding. Unamortized loan fees and the allowance for loan losses are deducted from total loans in the balance sheet. Interest income is recognized over the term of the loan based on the principal amount outstanding.

Fees on real estate loans are taken into income to the extent they represent the direct cost of initiating a loan. The amount in excess of direct costs is deferred and amortized over the expected life of the loan using a method approximating a level yield.

Loans are generally placed on non-accrual status when principal or interest becomes contractually ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal.

Allowance for loan losses — The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate allowance to meet the present and foreseeable risk characteristics of the current loan portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. Management considers the year-end allowance appropriate and adequate to cover probable losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required.

The Company accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". This standard requires that all lenders value loans at the loan's fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a lender to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, cash receipts are applied to principal. Once the reported principal balance has been reduced to the loan's estimated net realized value, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off. When this doubt does not exist, cash receipts are applied under the contractual terms of the loan agreement first to interest income then to principal.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Residential mortgage loans held for sale (HFS) — The Company's residential mortgage lending activities for sale in the secondary market are comprised of accepting residential mortgage loan applications and qualifying borrowers to standards established by investors under pre-existing commitments. Funded residential mortgages held temporarily for sale to investors are recorded at the lower of cost or market value determined on an individual basis using quoted market prices. Application and origination fees collected by the Company are recognized as income upon sale to the investor.

The Company issues rate lock commitments to borrowers based on prices quoted by secondary market investors. When rates are locked with borrowers, a sales commitment is immediately entered (on a best efforts basis) at a specified price with a secondary market investor. Accordingly, any potential liabilities associated with rate lock commitments are offset by sales commitments to investors.

Real estate acquired in settlement of loans — Real estate acquired through foreclosure is initially recorded at the lower of cost or estimated fair value. Subsequent to the date of acquisition, it is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense.

Property and equipment — Buildings and furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in net income.

Income taxes — The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes and for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

The Company adopted FIN 48, "Accounting for Uncertain Income Taxes", which is an interpretation of SFAS 109. FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose uncertain tax positions. Such positions shall be recognized in the financial statements when it is more likely than not the position will be sustained upon examination of the taxing authorities. Upon adoption of FIN 48 no changes were required to the Company's income tax reserves.

Advertising and public relations expense — Advertising, promotional and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Earnings per share — Basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share — diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. All share amounts have been adjusted for the 3-for-2 stock split recorded in 2006. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

	For the years ended December 31,		
	2007	2006	2005
Basic earnings per share:			
Net income available to common shareholders	$ 5,876,630	$ 6,195,728	$ 3,359,643
Average common shares outstanding – basic	4,817,911	4,764,072	3,975,864
Basic earnings per share	$ 1.22	$ 1.30	$ 0.85
Diluted earnings per share:			
Net income available to common shareholders	$ 5,876,630	$ 6,195,728	$ 3,359,643
Average common shares outstanding – basic	4,817,911	4,764,072	3,975,864
Incremental shares from assumed conversion of stock options	159,156	110,490	84,001
Average common shares outstanding – diluted	4,977,067	4,874,562	4,059,865
Diluted earnings per share	$ 1.18	$ 1.27	$ 0.83

Stock Based Compensation — The Company has a stock-based employee compensation plan which is further described in Note 17. For the year ended December 31, 2005, the Company utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company's stock options because the option exercise price in its plans equals the market price on the date of the grant.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R), which requires that the fair value of share-based payments to employees, including stock options, be recognized as compensation expense in the statement of income.

In December 2005, the Company elected to fully vest all outstanding options effective immediately. The accelerated vesting was effective as of December 14, 2005. All of the other terms and conditions applicable to the outstanding stock options remained unchanged. As a result, there is no compensation cost attributable to periods after 2005 for options granted in 2005 or earlier, because there is no requisite service period over which the options must be earned.

The following table illustrates the effect on net income and net income per common share as if the Company had applied fair value recognition provisions to stock-based compensation in 2007, 2006, and 2005.

	For the years ended December 31,		
	2007	2006	2005
Net income, as reported	$ 5,876,630	$ 6,195,728	$ 3,359,643
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(7,643)	-	(1,256,526)
Amount of stock-based compensation included in net income as reported	7,643	-	-
Pro forma net income	$ 5,876,630	$ 6,195,728	$ 2,103,117
Net income per common share			
Basic – as reported	$ 1.22	$ 1.30	$ 0.85
Basic – pro forma	$ 1.22	$ 1.30	$ 0.53
Diluted – as reported	$ 1.18	$ 1.27	$ 0.83
Diluted – pro forma	$ 1.18	$ 1.27	$ 0.52

The decision to accelerate vesting did not incur recognition of pre-tax compensation expense by the Company upon the adoption of SFAS 123(R) in 2006. The Company believes that the acceleration of vesting stock options meets the criteria for variable accounting under FIN No. 44. Based upon past experience, the Company believes the grantees of these stock options will remain as a director or employee of the Company.

In 2007, the Company granted 9,200 stock options. The cost recognized under SFAS 123 (R) was $7,643.

Reclassifications — Certain previously reported amounts have been reclassified to conform to the current year presentation. Such changes had no effect on previously reported net income or shareholders' equity.

Recently Issued Accounting Pronouncements — The following is a summary of recent authoritative pronouncements:

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard eliminates inconsistencies found in various prior pronouncements but does not require any new fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and will not impact the Company's accounting measurements but it is expected to result in additional disclosures.

In September 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4, "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). Entities purchase life insurance for various reasons including protection against loss of key employees and to fund postretirement benefits. The two most common types of life insurance arrangements are endorsement split dollar life and collateral assignment split dollar life. EITF 06-4 covers the former and EITF 06-10 (discussed below) covers the latter. EITF 06-4 states that entities with endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to post retirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement earnings or to other components Benefits Other Than Pensions," (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion -1967" (if the arrangement is, in substance, an individual deferred compensation contract). Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. EITF 06-4 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB ratified the consensus reached on EITF 06-5, "Accounting for Purchases of Life Insurance–Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" ("EITF 06-5"). EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations, or cash flows.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-10 will have a material impact on its financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement: 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable, and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. The Company is currently analyzing the fair value option that is permitted, but not required, under SFAS 159.

In June 2007, the FASB ratified the consensus reached by the EITF with respect to EITF 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). Under EITF 06-11, a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity-classified nonvested equity shares, nonvested equity share units and outstanding equity share options should be recognized as an increase in additional paid-in capital. This EITF is to be applied prospectively to the income tax benefits that result from dividends on equity-classified employee share-based payment awards that are declared beginning in 2008, and interim periods within those fiscal years. Early application is permitted. The Company does not believe the adoption of EITF 06-11 will have a material impact on its financial position, results of operations, or cash flows.

In November 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"). SAB 109 expresses the current view of the SEC staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply this guidance on a prospective basis to derivative loan commitments issued or modified in the first quarter of 2008 and thereafter. The Company is currently analyzing the impact of this guidance, which relates to the Company's mortgage loans held for sale.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, the adoption of SFAS 160 will have on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

NOTE 2 — RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2007 and 2006, these required reserves were approximately $1.9 million and $ 2.0 million, respectively. These balances do not bear interest.

NOTE 3 — INVESTMENT SECURITIES

The amortized costs and fair value of available for sale investment securities are as follows:

December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government Sponsored Enterprises	$ 64,484,602	$ 259,996	$ 689,207	$ 64,055,391
Federal Agencies	65,023	480	481	65,022
Tax exempt securities	760,046	--	12,786	747,260
Corporate	810,728	--	408	810,320
Total securities	$ 66,120,399	$ 260,476	$ 702,882	$ 65,677,993

December 31, 2006	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government Sponsored Enterprises	$ 67,608,363	$ 130,700	$ 1,144,546	$ 66,594,517
Federal Agencies	1,071,863	212	8,061	1,064,014
Corporate	814,312	1,688	-	816,000
Total securities	$ 69,494,538	$ 132,600	$ 1,152,607	$ 68,474,531

The amortized costs and fair values of investment securities at December 31, 2007, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Government Sponsored Enterprise securities, which consist of mortgage-backed securities, are presented as a separate line since pay downs are expected before contractual maturity dates.

	Amortized cost	Fair value
Due within one year	$ 999,800	$ 999,300
Due after one year through five years	17,912,758	18,015,099
Due after five through ten years	9,593,703	9,725,986
Due after ten years	1,570,775	1,557,580
Sub-total	30,077,036	30,297,965
Government Sponsored Enterprises	36,043,363	35,380,028
Total securities	$ 66,120,399	$ 65,677,993

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007 and December 31, 2006.

December 31, 2007	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government Sponsored Enterprises	$ 11,849,251	$ 42,735	$ 22,287,826	$ 646,472	$ 34,137,077	$ 689,207
Federal Agencies	39,751	299	12,232	181	51,983	480
Tax exempt securities	747,260	12,786	-	--	747,260	12,786
Corporate	810,320	409	-	--	810,320	409
Total	$ 13,446,582	$ 56,229	$ 22,300,058	$ 646,653	$ 35,746,640	$ 702,882

	December 31, 2006					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government Sponsored Enterprises	$ 13,716,282	$ 66,633	$ 36,594,828	$ 1,077,912	$ 50,311,110	$ 1,144,545
Federal Agencies	983,881	7,540	64,578	521	1,048,459	8,061
Tax exempt securities	-	-	-	-	-	-
Corporate	-	-	-	-	-	-
Total	$ 14,700,163	$ 74,173	$ 36,659,406	$ 1,078,433	$ 51,359,569	$ 1,152,606

Securities classified as available-for-sale are recorded at fair market value. Approximately 92.0% of the unrealized losses, or twenty-seven individual securities, were in a continuous loss position for twelve months or more. The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature. The Company believes, based on industry analyst reports and credit ratings, that the deterioration in value is attributable to changes in market interest rates and is not in the credit quality of the issuer and, therefore, these losses are not considered other-than-temporary.

The amortized cost and fair value of securities pledged as collateral for public funds and other purposes as of December 31, 2007 and 2006 were $64,549,625 and $40,097,490, and $64,120,413 and $37,740,753, respectively.

For the years ended December 31, 2007, 2006, and 2005, proceeds from sales of securities available for sale amounted to $8,623,625, $4,473,361, and $6,148,824, respectively. Gross realized gains amounted to $7,904, $1,007, and $10,195, respectively. Gross realized losses amounted to $0, $58,283, and $14,130, respectively.

NOTE 4 — LOANS

The composition of net loans by major loan category is presented below:

	December 31, 2007	December 31, 2006
Commercial	$ 60,376,105	$ 43,974,792
Real estate – construction	63,988,173	44,032,693
Real estate – mortgage	370,989,308	303,211,082
Consumer	8,504,685	7,784,157
	503,858,271	399,002,724
Less:		
Allowance for loan losses	6,935,616	5,888,052
Deferred loan fees	425,755	266,090
	7,361,371	6,154,142
Loans, net	$ 496,496,900	$ 392,848,582

Impaired loans totaled $5,526,724 and $2,633,702 at December 31, 2007 and 2006, respectively, which had the effect of reducing net income $259,958 in 2007, $145,626 in 2006, and $148,196 in 2005. Included in the allowance for loan losses related to impaired loans at December 31, 2007 and 2006, was $1,378,306 and $877,331, respectively. The average recorded investment in impaired loans for the years ended December 31, 2007 and 2006, was $2,852,830 and $2,528,335, respectively. Interest income recognized on impaired loans in fiscal 2007 and 2006 was $324,556 and $78,368 respectively.

NOTE 5 — ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is available to absorb future loan charge-offs. The allowance is increased by provisions charged to operating expenses and by recoveries of loans which were previously written-off. The allowance is decreased by the aggregate loan balances, if any, which were deemed uncollectible during the year.

Activity within the allowance for loan losses account follows:

	For the years ended December 31,		
	2007	2006	2005
Balance, beginning of year	$ 5,888,052	$ 4,364,287	$ 2,421,839
Mortgage recourse reserve	(50,000)	-	-
Recoveries of loans previously charged against the allowance	36,394	141,553	38,304
Provision for loan losses	2,045,600	2,174,400	2,184,000
Loans charged against the allowance	(984,430)	(792,188)	(279,856)
Balance, end of year	$ 6,935,616	$ 5,888,052	$ 4,364,287

In 2006, a retail mortgage recourse reserve of $50,000 was established within the allowance. The reserve was established to provide for situations where the Company could be required by an investor, in accordance with the sales agreement, to repurchase retail mortgage loans that were previously sold. For 2007, $50,000 was transferred into a separate liability. The Company expensed in 2007 an additional $205,000 and paid losses of $47,445. At December 31, 2007, the reserve was $207,555. Subsequent to year end, the Company settled all known claims with its largest investor group for $180,000. In addition the Company eliminated future conforming loan default claims with our largest investor through the payment of an additional fee per loan sold. With the disruption occurring in the retail mortgage market, the Company is periodically reviewing loans sold to ensure the reserve is sufficient

NOTE 6 — PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Components of property and equipment included in the consolidated balance sheets are as follows at right:

	December 31,	
	2007	2006
Land	$ 1,838,564	$ 1,838,564
Buildings and improvements	12,895,464	11,402,529
Furniture and equipment	3,429,624	2,766,333
Software	792,167	674,462
Construction in progress	55,708	12,434
	19,011,527	16,694,322
Accumulated depreciation	(3,265,384)	(2,349,992)
Total property and equipment	$ 15,746,143	$ 14,344,330

Depreciation expense for the years ended December 31, 2007, 2006, and 2005 amounted to $1,060,255, $518,551 and $539,406, respectively. Depreciation is charged to operations over the estimated useful lives of the assets. The estimated useful lives and methods of depreciation for the principal items follow at right:

Type of Asset	Life in Years	Depreciation Method
Software	3 to 5	Straight-line
Furniture and equipment	5 to 7	Straight-line
Buildings and improvements	5 to 40	Straight-line

The Bank has entered into non-cancelable operating leases related to land and buildings. At December 31, 2007, future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows at right:

2008	$ 1,261,159
2009	1,201,687
2010	1,157,974
2011	1,074,394
2012	989,938
Thereafter	3,441,306
	$ 9,126,458

The Bank has entered into eight separate lease agreements for its banking locations and seven lease agreements for its mortgage production locations. These lease agreements have various initial lease terms and expire on various dates through 2023. The lease agreements generally provide that the Bank is responsible for ongoing repairs and maintenance, insurance and real estate taxes. The leases also provide for renewal options and certain scheduled increases in monthly lease payments. The future minimum rental commitments above include commitments to the Company's partially-owned subsidiary, BFNM, LLC aggregating $478,473 for each of 2008 through 2012. Total rental expense amounted to $1,245,172, $775,232, and $508,250 for the years ended December 31, 2007, 2006, and 2005, respectively.

Other income for the year ended December 31, 2006 includes a gain on the sale of a branch location of $583,011.

NOTE 7 — DEPOSITS

The following is a detail of the deposit accounts:

	December 31,	
	2007	2006
Noninterest bearing	$ 33,138,936	$ 37,194,469
Interest bearing:		
Interest bearing checking accounts	20,377,754	21,336,836
Money market accounts	103,821,154	103,056,865
Savings	2,988,881	3,303,763
Time, less than $100,000	161,038,254	154,191,756
Time, $100,000 and over	142,833,366	97,273,440
Total deposits	$ 464,198,345	$ 416,357,129

At December 31, 2007 and 2006, $46,135,000 and $34,644,000, respectively, of time deposits less than $100,000 consisted of brokered deposits. Interest expense on time deposits greater than $100,000 was $6,071,474 in 2007, $4,446,592 in 2006, and $1,880,101 in 2005.

At December 31, 2007, the scheduled maturities of time deposits are as follows at right:

2008	$ 265,041,431
2009	31,728,483
2010	5,565,772
2011	1,284,144
2012	149,177
Thereafter	102,613
	$ 303,871,620

NOTE 8 — ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank ("FHLB") at December 31 are summarized below:

FHLB Description	Current Rate	Maturity Date	Call Date	2007	2006
Fixed Rate	5.358%	06/04/2010		$ 10,000,000	$ -
Convertible	4.510%	11/23/2010	11/24/2008	7,500,000	7,500,000
Convertible	3.440%	03/10/2015		-	5,000,000
Convertible	3.680%	07/13/2015	07/14/2008	5,000,000	5,000,000
Convertible	4.060%	09/29/2015	09/29/2009	5,000,000	5,000,000
Fixed Rate Hybrid	4.760%	10/21/2010		5,000,000	5,000,000
Convertible	4.160%	03/13/2017	03/13/2009	5,000,000	-
Convertible	4.385%	04/13/2017	04/13/2009	7,500,000	-
Prime Based Advance	3.160%	09/19/2011		10,000,000	10,000,000
				$ 55,000,000	$ 37,500,000

The advances were collateralized by one to four family residential mortgage loans, government sponsored enterprises securities, and FHLB stock. Additional borrowings are available by pledging additional collateral and purchasing additional stock in the FHLB.

NOTE 9 — OTHER BORROWINGS

In June 2005, the LLC obtained a loan from a bank for the construction of a building that serves as the Company's corporate office. The loan proceeds of $7,235,000 were advanced during construction. The loan is priced at LIBOR plus 1.40%, and the amount of the 107 monthly payments of principal and interest are based upon a fifteen year amortization. All remaining principal and interest is due on June 15, 2015. The LLC entered into an interest rate swap agreement as a risk management tool to hedge the interest rate risk of the variable interest rate building loan. Under the swap agreement, the LLC pays a fixed rate of 4.62% and receives interest rate payments equal to LIBOR. The fixed rate of 4.62% paid under the swap agreement, when added to the loan's margin above LIBOR of 1.40%, converts the building loan's interest from a variable rate to a fixed rate of 6.02%. The outstanding balance on the loan at December 31, 2007 was $6,906,048. The principal due on the loan is $364,402 in 2008, $345,638 in 2009, $367,355 in 2010, $ 390,394 in 2011, and $412,248 in 2012.

NOTE 10 — JUNIOR SUBORDINATED DEBENTURES

On May 27, 2004, and March 30, 2005, Beach First National Trusts (the "Trust") and ("Trust II"), non-consolidated subsidiaries of the Company, issued and sold floating rate capital securities of the trusts, which are reported on the Consolidated Balance Sheets as junior subordinated debentures. The junior subordinated debentures are unsecured obligations of the Company and are subordinate and junior in right of payment to all present and future senior indebtedness of the Company. The Company has entered into guarantees, which together with its obligations under the junior subordinated debentures and the declaration of trusts governing the Trusts, provides full and unconditional guarantees of the trust preferred securities. Each issuance generated proceeds of $5.0 million. The Trusts loaned these proceeds to the Company to use for general corporate purposes, primarily to provide capital to the Bank. The debentures qualify as Tier 1 capital under Federal Reserve Board guidelines.

During 2007 and 2006, the average junior subordinated debt was $10.3 million. Total junior subordinated debt outstanding at December 31, 2007 and 2006, was $10.3 million and $10.3 million, respectively. The maximum amount outstanding during any month-end period in 2007 was $10.3 million with an average rate of 7.78%. The maximum amount outstanding during any month-end period in 2006 was $10.3 million with an average rate of 7.49%.

The trust preferred securities under Trust and Trust II accrue and pay distributions annually at a rate per annum equal to the three month LIBOR plus 270 and 190 basis points, respectively, which was 7.85% and 7.59% at December 31, 2007. The distribution rate payable on these securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the trust preferred securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity dates of May 27, 2034 and March 30, 2035, respectively. The Company has no current intention to exercise this right to defer payments of interest on the trust preferred securities. The Company has the right to redeem the trust preferred securities, in whole or in part, on or after May 27, 2009 and March 30, 2010, respectively. The Company may also redeem the trust preferred securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

Debt issuance costs, net of accumulated amortization, from the junior subordinated debentures totaled $33,943 and $38,948 at December 31, 2007 and 2006, respectively, and are included in other assets on the Consolidated Balance Sheets. Amortization of debt issuance costs from trust preferred debt totaled $5,005, $4,588, and $3,962 for the years ended December 31, 2007, 2006, and 2005, respectively.

NOTE 11 — UNUSED LINES OF CREDIT

At December 31, 2007, the Bank had $31.8 million of lines of credit to purchase federal funds from unrelated banks. These lines of credit are available on a one to fourteen day basis for general corporate purposes of the Bank. All of the lenders have reserved the right to withdraw these lines at their option.

At December 31, 2007, the Bank had the ability to borrow an additional $7.7 million from the FHLB secured by a blanket lien on one to four family first mortgage loans. In addition, U.S. government agency securities with a book value of $6.5 million and a market value of $6.3 million, respectively, are pledged to secure the borrowing. FHLB has approved borrowings up to 15% of the bank's total assets less advances outstanding. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. As of December 31, 2007, there is no litigation pending.

Refer to Note 15 concerning financial instruments with off balance sheet risk.

The Company currently has two capital projects in process as of December 31, 2007. The first is to implement a new bank software system, and the second project is the build-out of leasehold improvements and furniture and equipment for a new branch location. The estimated cost of these projects is $211,000 and $730,000, respectively. The Company in 2007 has spent $55,700 on the branch and $103,700 on the new bank software system.

NOTE 13 — INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2007	2006	2005
Income taxes currently payable			
Federal	$ 3,721,922	$ 3,834,918	$ 2,251,274
State	298,358	301,468	168,861
	4,020,280	4,136,386	2,420,135
Deferred taxes			
Allowance for loan losses	(373,172)	(537,502)	(617,922)
Depreciation	60,520	51,238	(62,418)
Loan origination fees	(63,973)	43,164	(18,752)
Deferred compensation	(139,302)	(76,916)	(46,213)
Other	(157,097)	(114,234)	85,945
	(673,024)	(634,250)	(659,360)
Income tax expense	$ 3,347,256	$ 3,502,136	$ 1,760,775

The income tax effect of cumulative temporary differences at December 31, are as follows:

	Deferred tax asset (liability) 2007	2006
Allowance for loan losses	$ 2,222,365	$ 1,827,410
Unrealized loss on investment securities	178,742	380,769
Depreciation	(210,205)	(149,685)
Loan origination fees	154,018	90,046
Deferred compensation	331,222	191,920
Other	176,595	41,279
Net deferred tax asset	$ 2,852,737	$ 2,381,739

The net deferred tax asset is reported in other assets in the Consolidated Balance Sheets at December 31, 2007 and 2006. The recognition of a net deferred tax asset is dependent upon a "more likely than not" expectation of the realization of the deferred tax asset, based upon the analysis of the available evidence. A valuation allowance is required to sufficiently reduce the deferred tax asset to the amount that is expected to be realized through future realization of profits on a "more likely than not" basis. The analysis of available evidence is performed on an ongoing basis utilizing the "more likely than not" criteria to determine the amount, if any, of the deferred tax asset to be realized. Adjustments to the valuation allowance are made accordingly. There can be no assurance that the Company will recognize additional portions of the deferred tax asset in future periods or that additional valuation allowances may not be recorded in the future periods. As of December 31, 2007 and December 31, 2006, there are no valuation allowances established.

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2007		2006		2005	
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$ 3,136,121	34%	$ 3,297,274	34%	$ 1,740,942	34%
Increase (decrease) in taxes						
Resulting from:						
State bank tax (net of Federal benefit)	196,916	2	198,969	2	111,448	2
Other	14,219	-	5,893	-	(91,615)	(2)
Tax provision	$ 3,347,256	36%	$ 3,502,136	36%	$ 1,760,775	34%

NOTE 14 — RELATED PARTY TRANSACTIONS

Certain directors, executive officers and companies with which they are affiliated, are customers of and have banking transactions with the Bank in the ordinary course of business. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors, including their affiliates, and executive officers follows:

	For the years ended December 31,	
	2007	2006
Balance, beginning of year	$ 18,976,915	$ 15,002,485
New loans	18,128,080	17,417,068
Less loan payments	8,838,454	13,442,638
Balance, end of year	$ 28,266,541	$ 18,976,915

Deposits by directors, including their affiliates and executive officers, at December 31, 2007 and 2006, totaled $12,494,266 and $19,712,400, respectively.

NOTE 15 — FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the ordinary course of business, and to meet the financing needs of its customers, the Company is a party to various financial instruments with off balance sheet risk. These financial instruments, which include commitments to extend credit and standby letters of credit, involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amount of those instruments reflects the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2007, unfunded commitments to extend credit were $48,275,254 of which $5,922,997 were at fixed rates and $42,352,257 were at variable rates. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2007, there were commitments totaling $13,531,310 for standby letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

NOTE 16 — EMPLOYEE BENEFIT PLAN

The Company sponsors the Beach First National Bank Profit Sharing and 401(k) Plan for the benefit of all eligible employees. The Company contributes to the Plan annually upon approval by the Board of Directors. Contributions made to the Plan in 2007 and 2006 amounted to $447,564 and $117,497, respectively.

Supplemental benefits have been approved by the Board of Directors for the directors and certain executive officers of Beach First National Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The cash surrender value of the life insurance policies are recorded as a separate line item in the accompanying balances sheets at $3,554,807 and $3,424,586 at December 31, 2007 and 2006, respectively. Income earned on these policies is reflected as a separate line item in the Consolidated Statements of Income. The Company recorded expense related to these benefits in 2007, 2006, and 2005 of $310,923, $227,515, and $120,832, respectively.

NOTE 17 — STOCK OPTION PLANS

The Company sponsors a qualified stock option plan for the benefit of the directors, officers, and employees ("Plan"). Under the Plan, options vest on a straight line basis over a five year period and terminate ten years after grant. The shareholders in 2007 approved an 111,224 share increase in options available under the Plan. The Plan has 718,724 shares available for grant at an option price per share not less than the fair market value on the date of grant. As discussed in Note 1, the Company fully vested all options on December 14, 2005 that had been granted, including an additional 117,000 options issued to directors on the same date. The new grant of options in 2007 is subject to FAS 123(R) accounting recognition of pre-tax compensation expense by the Company, which aggregated $7,643 in 2007.

The fair value of the option grant is estimated on the date of grant using the Black-Scholes option pricing model. For the year ended December 31, 2007, options were granted with an expected life of 6.5 years based on the simplified method, risk free rate of 4.97% based on market rates for comparable terms, volatility rate of 32.96% based on the Company's stock historical volatility, and an assumed dividend rate of zero. There were no options granted for the year ended December 31, 2006. For the year ended December 31, 2005, the risk free interest rate used ranged from 4.04% to 4.76%, the expected option life was 10 years, volatility ranged from 34.98% to 35.58% and the assumed dividend rate was zero.

As of December 31, 2007, there was $69,186 of total unrecognized compensation costs related to non-vested options granted under the Plan that is expected to be recognized over a weighted average period of 2.56 years.

A summary of the status of the plan as of December 31, 2007, 2006, and 2005 and changes during the years ended on those dates is presented below, adjusted for the 3-for-2 stock split in 2006:

	2007		2006		2005	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	503,479	$ 11.19	517,054	$ 11.06	346,954	$ 8.19
Granted	9,200	19.12	-	-	184,500	16.16
Exercised	(77,728)	6.93	(13,575)	7.25	(9,675)	4.58
Forfeited or expire	-	-	-	-	(4,725)	-
Outstanding at end of year	434,951	12.11	503,479	11.19	517,054	11.06
Options exercisable at year-end	425,751	11.96	503,479	11.19	517,054	11.06
Shares available for grant	125,458		23,434		23,434	
Weighted average fair value of options granted		$ 8.35		$ -		$ 6.06

The total fair value of shares vested during the years ended December 31, 2007, 2006, and 2005 was $0, $0 and $2,030,054, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $1,219,177, $256,118 and $158,245, respectively.

As of December 31, 2007, all options outstanding were exercisable, except the 9,200 options granted in 2007. The aggregate intrinsic value of all outstanding options was $1,715,016, and the weighted average remaining contractual term of the options was 6.62 years at December 31, 2007. Vested and non-vested options had remaining contractual lives of 6.55 and 9.57 years, respectively.

NOTE 18 — SHAREHOLDERS' EQUITY

Stock Dividend — In October 2006, the Company announced a 3-for-2 stock split effected in the form of a 50% stock dividend to shareholders of record on December 1, 2006. The dividend was issued on December 21, 2006. All earnings per share amounts for all periods have been adjusted to reflect this 3-for-2 split.

Stock Offering — On June 14, 2005, the Company closed on a secondary stock offering whereby 1,150,000 shares of the Company's stock were issued at $18.75 per share. Net proceeds after deducting underwriter discounts and expenses were $19.9 million. Proceeds from the offering were used to support the growth of the Company.

Cash Dividends — There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Company's Board of Directors. The Bank is restricted in its ability to pay dividends under the national banking laws and regulations of the Office of the Comptroller of the Currency. OCC prior approval is required if dividends declared in any calendar year exceed the Bank's net profit for that year combined with its retained net profits for the preceding two years.

Stock Repurchase Plan — On December 19, 2007, the Company approved a plan to repurchase up to $2 million of its common stock, representing approximately 2.5% of the shares outstanding. The timing, price, and quantity of purchases under the plan will be at the discretion of management for up to one year and the plan may be discontinued, suspended or restarted at any time. No shares were repurchased during 2007.

NOTE 19 — REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. As of December 31, 2007, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification of the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's well capitalized category.

The Company's actual capital amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
			Minimum		Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007			(amounts in $000)			
Total Capital (to risk weighted assets)	$ 69,405	14.0%	$ 39,774	8.0%	$ N/A	N/A
Tier 1 Capital (to risk weighted assets)	63,180	12.7	19,899	4.0	N/A	N/A
Tier 1 Capital (to average assets)	63,180	11.2	22,564	4.0	N/A	N/A
As of December 31, 2006						
Total Capital (to risk weighted assets)	$ 61,622	15.2%	$ 32,432	8.0%	$ N/A	N/A
Tier 1 Capital (to risk weighted assets)	56,543	14.0	16,155	4.0	N/A	N/A
Tier 1 Capital (to average assets)	56,543	12.2	18,539	4.0	N/A	N/A

The Bank's actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
			Minimum		Minimum	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007			(amounts in $000)			
Total Capital (to risk weighted assets)	$ 59,269	12.2%	$ 33,799	8.0%	$ 48,499	10.0%
Tier 1 Capital (to risk weighted assets)	53,179	10.9	13,478	4.0	29,217	6.0
Tier 1 Capital (to average assets)	53,179	9.2	23,289	4.0	29,111	5.0
As of December 31, 2006						
Total Capital (to risk weighted assets)	$ 51,497	13.0%	$ 31,690	8.0%	$ 39,613	10.0%
Tier 1 Capital (to risk weighted assets)	46,531	11.7	15,908	4.0	23,862	6.0
Tier 1 Capital (to average assets)	46,531	9.3	20,013	4.0	25,016	5.0

NOTE 20 — FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity, or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, federal funds sold and short term investments, demand deposit accounts, and interest-bearing accounts with no fixed maturity date. Securities are valued using quoted market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows. Fair value for fixed and variable rate loans maturing after one year is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for certificate of deposit accounts are valued by discounting cash flows at rates currently available on similar account types. Fair value for advances from the FHLB is based on discounted cash flows using the Company's current incremental borrowing rate. Fair value for junior subordinated debentures approximates their carrying value since the debentures were issued at a floating rate. Fair value for other borrowings approximates their carrying value since the borrowings bear a floating rate. Fair value of the LIBOR rate swap agreement is valued using a quoted market price.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments are as follows:

	December 31,			
	2007		2006	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets:				
Cash and due from banks	$ 4,992,634	$ 4,992,634	$ 5,198,945	$ 5,198,945
Federal funds sold and short term investments	566,044	566,044	14,010,667	14,010,667
Investment securities	65,677,993	65,677,993	68,474,531	68 474,531
Loans, net	496,496,900	499,389,381	392,848,582	392,616,778
Mortgage loans held for sale	6,475,619	6,475,619	12,478,222	12,478,222
Federal Reserve Bank stock	984,000	984,000	984,000	984,000
Federal Home Bank Loan Bank stock	3,395,300	3,395,300	2,475,600	2,475,600
Trust preferred securities	310,000	310,000	310,000	310,000
Cash value of life insurance	3,554,807	3,554,807	3,424,586	3,424,586
Financial Liabilities:				
Deposits	464,198,345	458,851,000	416,357,129	412,594,234
Advances from Federal Home Loan Bank	55,000,000	57,636,000	37,500,000	36,994,000
Federal funds purchased and other borrowings	18,288,148	18,288,148	7,209,820	7,209,820
Junior subordinated debt	10,310,000	10,310,000	10,310,000	10,310,000

NOTE 21 — PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Beach First National Bancshares, Inc. (parent company only):

Condensed Balance Sheets

	December 31,	
	2007	2006
Assets		
Cash	$ 6,443,711	$ 9,043,890
Investment in Bank subsidiary	52,887,079	45,857,311
Investment in Beach First National Trusts	310,000	310,000
Investment in BFNM, LLC	3,175,873	2,861,446
Other assets	110,611	49,830
Total assets	$ 62,927,274	$ 58,122,477
Liabilities and Shareholders' Equity		
Accounts payable	$ (187,877)	$ 188,836
Due to Bank subsidiary	227,101	2,164,062
Junior subordinated debentures	10,310,000	10,310,000
Shareholders' equity	52,578,050	45,459,579
Total liabilities and shareholders' equity	$ 62,927,274	$ 58,122,477

Condensed Statements of Income

	For the years ended December 31,		
	2007	2006	2005
Income	$ 665,853	$ 242,985	$ 140,365
Expenses			
Interest	802,455	771,740	528,812
Amortization	5,005	5,006	4,379
Other expenses	612,253	-	-
Total expenses	1,419,713	776,746	533,191
Income before equity in undistributed net income of subsidiaries	(753,860)	(533,761)	(392,826)
Equity in undistributed net income of subsidiaries	6,630,490	6,729,489	3,752,469
Net income	$ 5,876,630	$ 6,195,728	$ 3,359,643

Condensed Statements of Cash Flows

	For the years ended December 31,		
	2007	2006	2005
Operating activities			
Net income	$ 5,876,630	$ 6,195,728	$ 3,359,643
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed net income of subsidiaries	(6,630,490)	(6,729,489)	(3,752,469)
Amortization	5,005	5,006	4,628
Increase (decrease) in due to Bank	(1,936,961)	2,010,879	588,600
(Increase) decrease in other assets	14,009	(200)	(25,401)
Increase (decrease) in accounts payable	(376,713)	(300,591)	353,108
Stock based compensation expense	7,643	-	-
Net cash provided by (used for) operating activities	(3,040,877)	1,181,333	528,109
Investing activities			
Additional investment in bank	-	-	(19,000,000)
Additional investment in BFNM, LLC	(385,806)	(958,663)	-
Investment in Beach First National Trusts	-	-	(155,000)
Proceeds from sale of securities available for sale	-	-	18,246
Purchase of premises and equipment	(79,795)	-	(607,618)
Net cash used for investing activities	(465,601)	(958,663)	(19,744,372)
Financing activities			
Proceeds from issuance of junior subordinated debentures	-	-	5,155,000
Proceeds from exercise of stock options	520,734	98,188	44,313
Tax benefit of options in excess of compensation expense	385,565	-	-
Cash in lieu of stock dividend	-	(2,515)	-
Proceeds from stock issuance, net	-	-	19,933,998
Net cash provided by financing activities	906,299	95,673	25,133,311
Net (decrease) increase in cash and cash equivalents	(2,600,179)	318,343	5,917,048
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,043,890	8,725,547	2,808,499
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 6,443,711	$ 9,043,890	$ 8,725,547

NOTE 22 — QUARTERLY DATA (UNAUDITED)

(Dollars in thousands except per share)	2007 Fourth Quarter	2007 Third Quarter	2007 Second Quarter	2007 First Quarter	2006 Fourth Quarter	2006 Third Quarter	2006 Second Quarter	2006 First Quarter
Interest income	$ 11, 382	$ 11,669	$ 11,360	$ 10,696	$ 10,668	$ 9,696	$ 8,566	$ 7,556
Interest expense	5,829	5,842	5,596	5,214	4,890	4,234	3,689	3,216
Net interest income	5,553	5,827	5,764	5,482	5,778	5,462	4,877	4,340
Provision for loan losses	1,095	279	321	351	396	591	665	522
Net interest income after provision for loan losses	4,458	5,548	5,443	5,131	5,382	4,871	4,212	3,818
Noninterest income	1,286	1,804	2,153	2,334	1,481	1,237	961	312
Noninterest expenses	4,493	4,521	4,960	4,959	3,991	3,398	2,949	2,238
Income before taxes	1,251	2,831	2,636	2,506	2,872	2,710	2,224	1,892
Income tax expense	507	1,009	937	894	1,041	980	801	680
Net Income	$ 744	$ 1,822	$ 1,699	$ 1,612	$ 1,831	$ 1,730	$ 1,423	$ 1,212
Earnings per share:								
Basic	$0.15	$0.38	$0.35	$0.34	$0.41	$0.36	$0.30	$0.26
Diluted	$0.15	$0.37	$0.34	$0.33	$0.40	$0.35	$0.29	$0.25

Rule 13a-14(a) Certification of the Chief Executive Officer (CEO)

I, Walter E. Standish, III, President and CEO, certify that:

1. I have reviewed this Annual Report on Form 10-K of Beach First National Bancshares, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 11, 2008

Walter E. Standish, III
President and
Chief Executive Officer

Executive Office

Walt Standish
M. Katharine Huntley (Katie)
Julien E. Springs
Gary S. Austin

Ann Nesmith
Pat Gregory
Sharon Burton

Departments

Accounting
Joey Housand

Jason Hucks
Danielle Settles
Allison Stout

Deposit Operations
Rita Maxson

Lorraine Best
Mary Kay Flynn
Beverley Harrison
Brad McNabb
Laura Scagliotti
Michelle Thomas

Business Services
Deborah J. Myers

Kristen Curtis
Sharyn Class
Dreama S. Osborne

Human Resources
Lorie Y. Runion

Audra Barnett
Kimberly H. Gary

Information Technology and Facilities
William E. Hinson

Sarah Carter
Tina McInville
Harry Myers
M. Scott Williamson

Loan Operations
Linda S. Dickinson

John D. Brown, Jr.
Krystal Furlough
Sandy Gablehouse
Veronica Gilbert
Sheila King
Margie Livingston
Lisa Neff
Jennie Shaw
Dale Sullivan
Sharon Vane

Audit
Kimberly L. Talley

Compliance
Sherry Schoolfield

Kathleen Lutes

Security
C. Dale Long

Marketing
Barbara W. Marshall

Christi Wickliffe-Bessinger

Branches

GRAND STRAND

Myrtle Beach Main
Barbara H. Abrams

Theresa Bretz
Maria Drummond
Kim Fullwood
Will Gravely
Zella Henley
Leslie Hotzelt
Brigid McKee
Monica Shinn

Commercial Banking
Harry G. Bates, IV
Charles W. Fisher, III
J. Louis LaBruce
Joshua C. Wise

Zebeth Fowler
Sarah Johnson
Jolene McCune

73rd Avenue
Rosie Minton

Susie Barnhill
Jessica Brown
Susan Eccard

NORTH STRAND
Marcus G. McDowell

North Myrtle Beach Office
John L. Breeden, III

Mary Argondizzo
Lisa Bell
Kathy Crawford
Lisa Fineran
Sandra Gore
Stephanie Rhea
Peggy Roessler

SOUTH STRAND
O. Kendall Buckner

Litchfield Office
Lynn Carmon

Cathy Boatman
Mark Hawkinson
Yolanda Rogers
Nellie Yohe

Surfside Beach Office
Orit Perez

Carrie Duran
Alexus Gore
Karen Hess
Christine Holmes
Chris Lindamood
Tami Miller
Collier J. Schettig

Hilton Head Island
Paul R. Walter

The Village at Wexford
Kimberly Krivda

Sherese Bailey
Stephanie Green
Libby Johnson
Roselyn Moultrie
Juanita Strnad
Michelle Wilson

Pineland Station
Jamie Bloch
Michael Brown
Nat Green
Mabel Herrera

Mortgage Offices

Little River
H. David Stacy

Paul Allman
Elizabeth Anthony
Carla Cunningham
Julie Gilbert
Brenda Gose
Donnella Hardee
Alan (Butch) Irby
Amy Jack
Tina Kosmos
David Neff
Nancy Rutkowski

Gastonia, NC
Chris Nichols
Lisa Nichols

Raleigh, NC
Paul Bengds
Mark Black
Ronnie Botros
Wade Brantley
David Brunetz
Jason Harris
Aaron Lindeen
Tonya Mason
Daniel Nelson
Monica Smith
Leon Tyler
Christopher Wheaton
Dennis Zullig

Fredericksburg, VA
Michelle Halpin
Carole Moyer
Wendy Richards
Scott Swahl
Eladio Tavara
Patricia Wells

Burke, VA
David Bryan
Keith Bryan
Mary De la Vega
Delphia Ferguson
John Forgrave
Greg Meads
Dan Slattery
Judith Wines

Sterling, VA
James Bell, Jr.
Susan Brazel
Chanda Breakiron
Kelli Foster
James Gbormittah
Mark Griffin
Jacki Haynes
John Haynes
Brian Matteson
Jennifer Perry-Griffin
Derron Tapp
Diane Walsh

Equal Employment Opportunity

Beach First is an equal opportunity employer. It is the bank's policy to grant equal employment opportunity (EEO) to all qualified persons without regard to race, color, sex, religion, age, national origin, physical or mental disability, veteran's status, or any other characteristic protected by applicable law ("Protected Characteristics"). The bank provides equal opportunities in employment, promotion, wages, benefits, and all other privileges, terms, and conditions of employment. This policy has the support of the highest levels of management. Unfavorable speech or actions by employees regarding the Protected Characteristics of other employees, agents, contractors, vendors, customers, or others having an affiliation with the Bank will not be tolerated. All employees and managers are expected to comply with our equal employment opportunity policy.

Beach First is a South Carolina Family Friendly Workplace.

Member FDIC

Board of Directors

Michael Bert Anderson
Managing Owner
Oceana Resorts

Thomas P. Anderson
Chief Executive Officer
Medical University of
South Carolina Foundation

Bart Buie
Certified Public Accountant
Bartlett Buie, CPA, P.A.

Raymond E. Cleary, III, DDS
Chairman of the Board
Beach First National Bancshares, Inc.
Dentist
Glenn's Bay Dentists at Surfside

E. Thomas Fulmer
Owner
Beachcomber Realty

Michael D. Harrington
General Contractor
Harrington Construction Company, Inc.

Joe N. Jarrett, Jr. MD
Orthopaedic Surgeon
Strand Orthopaedic Consultants, LLC

Richard E. Lester
Attorney
Lester & Lester, P.A.

Leigh Ammons Meese
President
Sea Mist Resort and Family Kingdom
Amusement Park

Rick H. Seagroves
Owner
Southeast Restaurant Corporation

Don J. Smith
President
Coldwell Banker Chicora Real Estate

Samuel R. Spann, Jr.
President
Spann Roofing and Sheet Metal, Inc.

B. Larkin Spivey, Jr.
Owner
Spivey Company, LLC

Walt Standish
President and Chief Executive Officer
Beach First National Bank

James C. Yahnis
Beverage Wholesaler
The Yahnis Company

Business Development Boards

North Strand

J. Michael Campbell
Sales Representative, Blanchard Machinery

Bunkie Ford
Owner, Ford's Fuel Service, Inc.,
Ford's Propane, Inc., and Affordable Trailers

Roger P. Roy, Jr.
Attorney, Cook & Roy, LLC

Linda Hope Taylor
Owner, Hope Taylor & Co.

Mickey Thompson
Owner, Marine Service Center of Little River

Quinn Thompson
Owner, Thompson Roofing Company

Joey Todd
Owner, Atlantic Heating and Cooling

Tina Yates
Owner, Hoskins Restaurant

South Strand

Brian J. Brady, CPA/PFS, ChFC
Lawlor & Brady CPAs, LLC
Lawlor & Brady Financial Planning, LLC

Tim Conner
Owner, American Athletic Clubs

Allen B. Foxworth
President, Foxworth Construction, Inc.

Laura Jackson Hoy
The Jackson Companies

Frederick C. Parsons, III
Attorney, Parsons, Ouverson, Stark, Guest, and Neill, PA

Helen Smith
Project Manager, SE Smith Construction Co., Inc.
Developer/Owner, The Park at Forestbrook and Maddington Place Condos

Hilton Head Island

Paul Cale
Owner/President, Hilton Head Vacation Rentals

David Howard
President, Allied Management Group

Mark June, CPA
Managing Director, June & Associates, CPA

Gloria LaCoe
Realtor, Dunes Marketing

Hale Mayer
Retired

Mary Navis
President, Billy Wood Appliance

Joe Ryan
Broker-in-Charge/Owner,
Weichert Realty-Coastal Properties

Dennis Sexton
President, Dennis Sexton Home Builders

Chuck Slusne
Owner, Coastal Home & Villa Rentals

Jeff Wilson
President, Pinnacle Southeastern, Inc.

Pawleys Island

Van Arrington
Pastor, My Father's House

Jackie Epperson, MD
Inlet Medical Associates

Donald Godwin
Owner, Southern Asphalt

Heyward Gulledge
Investor/Real Estate Appraiser

Lee Hewitt
Co-Owner, Garden City Realty

Vida Miller
Owner, Gray Man Gallery, and South Carolina State Representative

Full Service Banking Offices

Hilton Head Island-Pineland Station
430 William Hilton Parkway,
Suite 501
Hilton Head Island, SC 29926
843.342.8866

Hilton Head Island-The Village at Wexford
1000 William Hilton Parkway,
Suite F-4
Hilton Head Island, SC 29928
843.842.3232

Myrtle Beach Main
3751 Grissom Parkway, Suite 100
Myrtle Beach, SC 29577
843.626.2265

North Myrtle Beach
710 Highway 17 North
North Myrtle Beach, SC 29582
843.663.2265

Pawleys Island
115 Willbrook Blvd., Suite A
Pawleys Island, SC 29585
843.979.5300

Opening April '08
73rd Avenue
7202 North Kings Highway
Myrtle Beach, SC 29572
843.839.9750

Surfside Beach
3064 Dick Pond Road
Surfside Beach, SC 29588
843.294.6000

Mortgage Offices

Burke
9554-F Old Keene Road
Burke, VA 22015
703.564.8019

Fredericksburg
10500 Wakeman Drive, Suite 300
Fredericksburg, VA 22407
800.261.1833

Gastonia
1519 South Marietta Street
Gastonia, NC 28054
704.868.3460

Little River
1384 Highway 17
Little River, SC 29566
800.261.1834

Raleigh
1005 Bullard Court, Suite 107
Raleigh NC 27615
919.861.7686

Sterling
21351 Centry Drive, Suite 150
Sterling, VA 20166
703.462.1454



BeachFirst
NATIONAL BANCSHARES, INC.

3751 Grissom Parkway, Myrtle Beach, South Carolina 29577 / 843.626.2265 / beachfirst.com

END